InterAmerican Acquisition Group Inc.
2918 Fifth Ave.
Suite 209
San Diego, CA  92103
Tel:  (619) 298-9883    Fax:  (866) 357-5886

June 9, 2009

Mr. Terence O’Brien, Accounting Branch Chief
Mr. Alfred Pavot, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549-7010

Re:  InterAmerican Acquisition Group Inc., File No. 333-152977
        Response to SEC Comment Letter dated February 10, 2009

Gentlemen:

Your comment letter of February 10, 2009 focused principally on three aspects of the accounting policies of Sing Kung. One was the appropriateness of consolidation of Shanghai New City (“SNC”) financials as of December 31, 2007 with those of Sing Kung under FIN 46R. A second topic was the application of SOP 81-1 for revenue recognition in light of the requirements of its paragraph 22. The third area of focus was the application of EITF 99-19 in the determination of whether revenue should be reported on a net or gross basis for specific contracts.  We believe that resolving these questions prior to our submission of the next amendment to IAG’s Form S-4 will maximize the efficiency of the review process for the Commission’s staff by ensuring that the financial statements included in it are properly presented. For that reason, we are submitting our responses separate from the filing of the next amendment of our Form S-4, which we expect will follow promptly after the accounting comments are resolved.

All three of the areas of focus turn on the interpretation of contracts, whether the VIE agreements by which Sing Kung sought to gain control over SNC for consolidation purposes under FIN 46 or the “BT Contracts”  as they affect the revenue recognition and “gross vs. net” issue.  As we have previously discussed, Chinese contracts tend to be more general in nature than western contracts. In addition, there are substantial difficulties in translating Chinese documents into English, as the appropriate understanding often depends heavily on the context in which the Chinese word (or symbol) is used.  For that reason, I spent four weeks since our last discussion in mid-February in China, working closely with the management, directors and professional advisors of Sing Kung, the primary purpose of which was to better understand the substance of the Chinese contractual documents and insure that our disclosure in the S-4 was complete and accurate. I reviewed in detail with Sing Kung’s representatives and advisors the BT construction contracts and business operations of Sing Kung and its subsidiaries that bear on the company’s accounting policies to ensure a full and proper understanding. Particular attention was paid to the thoroughness and accuracy of the English translations of those contracts and the manner in which the parties administer them. That review has led to the conclusions presented below.

Comments 1-6:  Consolidation of Sing Kung and SNC Financials as of Year End 2007

FIN 46(R). Sing Kung remains convinced that the group of agreements referred to as the “VIE Agreements” are valid and enforceable under Chinese law, in their entirety. Nonetheless, both we and the Company (after consultation with its auditors) have concluded that consolidation as of year-end 2007 is not appropriate. That conclusion is based principally on the fact that the purchase price payable by CCI for SNC was not determinable at year-end 2007. Accordingly, we have concluded that CCI did not have a variable interest in SNC under the Exclusive Purchase Right Agreement as of December 31, 2007. In addition, because the Business Cooperation and Consulting Services Agreement (BCCSA) provided for the transfer of all profit interests in the Jiaohe contract from SNC to Sing Kung, that ongoing business activity of SNC was fully captured by CCI as of December 27, 2007. Consequently, the BCCSA also did not confer on CCI a variable interest in SNC.1

Accordingly, Sing Kung will reissue its 2007 financial statements without consolidating them with SNC’s financial statements.  We have discussed our current view on the application of FIN 46R to the Sing Kung financial statements with Sing Kung’s auditors, and we expect them to reissue their opinion on the 2007 financial statements of Sing Kung.

Comment 5:  Corrected BCCSA.  As requested in Comment 5, we will file as an exhibit to our amended S-4 the corrected version of the BCCSA previously sent to the Staff via e-mail. This will replace the incorrect version previously filed.

Comment 6:  Valuation of Transferred Jiaohe Contract Rights. Comment 6 requested an explanation as to why no accounting entries are required to be recorded by either SNC or CCI/SK at year-end 2007 to reflect the transfer of the Jiaohe contract profit interests pursuant to the BCCSA.  No such entries are recorded because:

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The BCCSA transferred no value from SNC to CCI/Sing Kung, as SNC lacked the financial resources to perform the Jiaohe contract. As the BCCSA gave CCI/Sing Kung the right, but did not impose on it the obligation, to provide the bid bond needed to secure future benefit from the Jiaohe contract, the proper view of that economic arrangement as of December 31, 2007 was as if CCI/Sing Kung, not SNC, had been awarded the contract and would realize value from it only if, as and when performed.

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1 Chinese legal counsel for Sing Kung has re-confirmed that the VIE contracts are valid and enforceable under Chinese law. We explored specifically the view of the Staff that certain of the agreements are not supported by adequate consideration, but that did not lead to a change in view regarding enforceability of the contracts in the PRC. However, in light of the conclusions reached on the BCCSA and the Exclusive Purchase Right Agreement, this point is no longer material to the issue of consolidation under FIN 46(R).

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No revenue (or operating income) or tangible assets related to the Jiaohe contract had been recorded on the books of SNC at December 27, 2007.  Thus the BCCSA, which conveyed SNC’s entire economic interest in the Jiaohe contract, transferred no value to CCI/Sing Kung upon its execution.

•	The financial risks associated with commencing the contract (the bid bond) were undertaken by SK/CCI in 2008 and therefore did not affect its 2007 financial statements.

The second part of Comment 6 relates to the fair-value of SNC’s long-term monetary assets and liabilities.  This topic is discussed below in conjunction with our responses to Comments 10 & 11.

Comments 7-9:  Revenue Recognition

Background Matters.    The work that I performed during my nearly month-long trip to China, including the rigorous review of the BT contract documents and their translation, as well as obtaining a thorough understanding of the obligations and performance of the parties under those contracts, has confirmed our original understanding regarding the appropriateness of revenue recognition policies for Sing Kung. Both management of Sing Kung and we remain of the view that SOP 81-1 should be the basis for revenue recognition and, therefore, unless special circumstances dictate otherwise, the percentage-of-completion accounting method should be applied to the BT contracts.

As a preliminary matter, in the course of my work I learned that the translation of the April Jiaohe contract provided to us was, in fact, based on an intermediate contract draft as opposed to the actual contract under which the parties operated.2 While that confusion is regrettable, it prompted us to expend a substantial amount of time and effort to ensure that we had a correct understanding of all of the Company’s contracts. That understanding is set out in the following pages.

The Sing Kung Contract Process. In order to lay a foundation for the discussion and analysis of Sing Kung’s contract accounting, we feel it would be beneficial for the Staff to understand more completely the process that CCI/Sing Kung follows in entering into a BT contract.

Due to the nature of the projects and the municipalities for which they are built, these agreements are not subject to the bidding requirements that often apply under Chinese law. For that reason, Sing Kung enters into an initial contract (the “Pre-bid Contract”) with the municipality without conducting a bidding process. However, in order to protect CCI/Sing Kung from criticism that the contract may somehow be unfair to the municipality, the notice

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2 We were, as you might expect, both surprised and dismayed to learn of this. You will recall that April 2008 was a time of transition for Sing Kung, which received its private placement at that time and instituted a change in management. Our request for a translation of the April contract was provided by an associate of Sing Kung’s management during the period that the April agreement was being developed, that person believed in good faith that the document translated was an unsigned copy of the actual April contract, but it was an intermediate draft. Of course, the parties to the contract have operated under the proper Chinese version. Further, the Company accounted for the contract based upon the Chinese contract and the Company’s auditors performed their work based on executed originals of the Chinese documents without regard to the translation document. We have provided a translation of the correct document with this response.

and bidding process are sometimes, but not always, subsequently conducted voluntarily. When such a voluntary process is conducted, upon completion of the bidding process, a “Post-bid Contract” is entered into, superseding the Pre-Bid Contract. For example, in Jiaohe, there was the initial Pre-Bid Contract entered into in 2007 by SNC.  Then, effective in April 2008 Sing Kung entered into a new Pre-Bid Contract directly with the Jiaohe municipality, which was then followed by the July Post-bid Contract. The Post-bid contract was the final contract and superseded the prior contracts. We did not provide the Post-bid Contract when the Staff requested the April 2008 Jiaohe contract because we understood the Staff’s request to be for the limited purpose of confirming the April novation of the contract by Sing Kung and examining how that agreement affected the consolidation analysis under FIN 46(R). For that reason, we provided a translation of what we understood to be the relevant agreement, the April 2008 contract that placed Sing Kung in charge of the Jiaohe project in lieu of SNC (see footnote 2).

We did not anticipate that there would be a re-examination of Sing Kung’s revenue recognition policy under SOP 81-1 on the basis of the April 2008 Jiaohe contract, a matter that we had misunderstood to be already determined. Had we understood Sing Kung’s revenue recognition policy to be under review still, we would have provided additional information pertinent to the Staff’s assessment of this issue, including the July 2008 Post-bid Contract for Jiaohe. A translation of the July 2008 Post-bid Contract has since been provided via e-mail to the Staff.3  We would like to emphasize that both the Jiaohe Pre-bid and Post-Bid contracts (in their original Chinese form) served as the basis for the preparation of Sing Kung’s second and third quarter 2008 financial statements and the review of them by the Company’s auditors. Furthermore, the content of the Jiaohe Post-bid Contract (along with the accurate “contextual” translation of the actual Pre-bid Contract) clarifies a number of items previously raised by the Staff in its comments.

History of Contract Development at SNC/Sing Kung/CCI. Except for its increased ability to commit capital and undertake the full responsibilities of a general contractor that resulted from the consummation of the private equity placement in April 2008, the business plan of Sing Kung, dating back to the inception of its business as SNC, has remained the same:

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The municipality/buyer adopts a state government-approved plan for an urban development project that involves as a first step the installation of the infrastructure (roads, site preparation, utilities, etc.) needed to service the development;

•	SNC/Sing Kung/CCI then negotiates a contract to perform the construction of the infrastructure on land that is owned by the municipal government (as a subdivision of the state government).

•	SNC/Sing Kung/CCI then enters into agreements with construction contractors to perform the work under the oversight of SNC/Sing Kung/CCI.

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3 As noted earlier, the Pre-bid (April) Jiaohe Contract translation that we furnished earlier was actually (and incorrectly) prepared from the 2007 SNC Jiaohe contract and not the actual April Contract. A corrected translation provided subsequently to the Staff via e-mail was prepared during and with information gathered on my recent trip to China from the Chinese original of the actual April Jiaohe Contract.

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 Once the infrastructure is complete, the control over the area is returned to the municipality, which then issues land use certificates to other parties to develop the real estate further by constructing the facilities (factories, office buildings, warehouses, etc.) that will utilize the infrastructure.

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 Payment terms are specific to each contract, but generally call for payment over a period of time, commencing at a date subsequent to completion (unless there is an early termination of the contract), with allowance for other means of payment, such as take-out financing through a third-party lender.

While this basic business model has remained unchanged, the contract forms that govern this business activity have evolved over time.

SNC ’s contract for the Changchun project was the original template. (A translation of the Changchun contract was previously provided to the Staff via e-mail). The contract was developed by SNC management in 2006 with limited input from counsel or other professionals (as is typical of many Chinese contracts). It was adequate for a small, private Chinese company. SNC used the Changchun template, with some modifications, as the basis for the original Jiaohe contract executed in 2007.

More significant changes occurred when CCI/Sing Kung became involved in the Jiaohe project. The changes were mostly in the nature of adding detail and specificity to the contract, not a revision of the basic concepts presented in the contract. Additional terms and detail were included in the July Jiaohe (Post-Bid) Contract that were not included in the April 2008 Pre-bid Contract.  Further detail was furnished by the bid package, relevant portions of which we have translated and provided.

Although the contract terms have become more expansive and specific over this period, they govern business and operational activities that  have continued without material change from the inception of SNC until today.4

Confirmation of the Translations. As you know, the translation of the April Jiaohe contract that we initially provided to the Commission contained several incongruous references to the transfer of “ownership” of the project from the contractor to the municipality. We call the references incongruous because it is not possible under Chinese law for anyone other than the government to be the actual owner of real property. Therefore, it is not possible for the contractor to transfer ownership of the project to the municipality, which was always the owner. Those references were also at odds with the grant of security interests and assignments of creditor’s rights in the contract, neither of which would have any meaning if the contractor literally owned the project until it had been paid for in full.

To resolve those apparent inconsistencies, I, together with the Company’s management and

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4  The relationship between SNC/Sing Kung/CCI and its subcontractors has changed from project to project, principally the terms governing whether the Company is functioning (as consortium leader) in the role of agent or general contractor.   This change is discussed in the subsection of this memo that addresses the applicability of gross and net methods of recognizing revenue.  Other than that, however, the nature of the relationship between Sing Kung and its customer, the municipality, has not substantively changed.

professional advisors, devoted a substantial portion of my recent trip to performing an in- depth analysis of the contracts with the Jiaohe Municipality and to ensuring that the translations were reliable, given the contextual framework in which they operate. The translations subsequently provided to the Staff via e-mail make clear that what is being ‘transferred” at the completion of the project is not ownership of either the project property or the project work itself, but simply the return to the municipal owner of control over the site that had been ceded by it to CCI/Sing Kung during the construction process. As a result of that lengthy and rigorous translation and review exercise, we are confident that the language in the translations most recently provided is an accurate reflection of the legal and operational principles set forth in the Chinese contracts that the parties use to govern their conduct in performing under the contracts.

The original 2007 Jiaohe Contract, the Jiaohe April 2008 (Pre-bid) Contract and the Jiaohe Post-bid Contract are sometimes referred to collectively in the following discussion as the “Jiaohe Contracts.” We also provided, via e-mail to the Staff, translations of the Bid Invitation, Bid Tender by the consortium and Bid Award for the Jiaohe Project that led to the Jiaohe Post-bid Contract (sometimes referred to collectively as the “Jiaohe Bid Documents”).  Unless requested otherwise, we intend to include only the translation of the Post-bid Contract (the final and operative contract) as an exhibit to our amended filing.

Application of SOP 81-1 (Paragraph 22) to the Jiaohe Post-Bid Contract (Comment 8). We agree with the Staff that the language of the BT Contracts (together with observation about the parties’ performance of them) is necessarily the basis for determining the proper method of recognizing revenue. The relevant provisions of the Jiaohe Post-bid Contract are analyzed below in the context of the requirements of SOP 81-1 paragraph 22. We have also provided a similar analysis for the tests set out in paragraph 23 because we understand it to provide more concrete guidance on the application of the general principles contained in paragraph 22. We and the management of Sing Kung have concluded from our analysis that the proper basis of revenue recognition under the Company’s BT contracts generally, and the Jiaohe Contracts specifically, is as construction-type contracts applying the percentage-of-completion method unless specific circumstances such as those set forth in SOP 81-1 paragraphs 25 – 29 dictate the use of the completed contract method.

Paragraph 22 contains a number of criteria for determining if percentage-of-completion is the appropriate accounting method for recognizing revenue under a contract. We understand them to be the following:

•	The contract requires completion of the project to the buyer’s specifications and grants enforceable rights to both parties;

•	The buyer has the right to specific performance;

•	The seller has no ownership rights in the work in progress, but lien rights to protect its economic interest;

•	Under most arrangements, the seller has the right to require the buyer to make progress payments;

•	The right of the buyer to take over the work in progress is additional support for the idea that ownership of the improvements transfers to the owner progressively as they are made;

•	Delivery and acceptance of “units” are objective measurements of the extent to which the contracts have been performed.

How each of these is met by the terms of the Jiaohe Contracts is discussed, in turn, below. In order to simplify the process, specific references are made to provisions in the Jiaohe Post-bid Contract (and not to the preceding Jiaohe Contracts), since that is the operative contract and governs the accounting for the year-ended 2008 (although the April Pre-bid Contract generally contains the same or similar provisions pertinent to determining whether the criteria of paragraph 22 are met).  To the extent that the Post-bid Contract seems ambiguous and the intent of the parties is further illuminated by the Bid Documents, we have incorporated relevant references from those documents in our analysis.

The Buyer’s Specifications and Enforceable Rights. It is clear that the party in control of specifications on the project is the Jiaohe Municipality. The Bidding Documents (specifically Section 3.5.3 of the Bid Request) make clear that “The winning bidder is responsible [to]….receive direction regarding the projects from and accept the authority of the bid inviter’s on-site supervision and relevant government representatives.” Moreover, the project is constructed according to plans provided by the “buyer” to the “seller” (to use the terms in paragraph 22). This extent of control of the buyer over what is being built is consistent with the fact that the seller is not making a good for sale to any potential buyer in the marketplace, but is providing goods and services uniquely of value to the buyer and under the control of the buyer, i.e. the municipality that owns the real estate being improved. Furthermore, the party that determines the specifications for the project, i.e., what will be built and how it will be built, is the buyer, not the seller. See, e.g., Section 14.3, (“Party A [the buyer] can make final decisions on planning, design and overall development plan”) and Section 14.4 (“Party A shall be responsible for quality management of projects under construction”).

That the contract provides for enforceable rights of both parties is clear as well. See, e.g., the preamble, which provides that:

“Party A will grant to party B a sole right to conduct construction, and Party B will be the sole funding and construction party for this project.  After the project is completed and accepted, Party B will transfer the control over and right to use the project to Party A, and Party A will make payments according to the payment terms stipulated in this contract.”

Chapter 7 of the contract, Rights and Responsibilities, provides a list of additional rights and obligations of each of the parties to the contract., Further, Chapter 10, Article 23, states that “To protect Party B’s interest, Party A agrees to conduct settlements according to this contract on the completed portion of construction works, in the event of contract termination prior to final completion and acceptance.” This last provision confirms that the seller is entitled to payment for work performed, and the buyer is obligated to buy conforming work that has been completed, even if the total project is not completed, i.e. the buyer’s purchase/payment obligations accrue as progress is made.  The contract and bid documents are silent on the topic, but the Company believes that this would remain the case if completed work elements were damaged by force majeure prior to total project completion, i.e., the risk of loss belongs to the municipality once project elements are completed in accordance with the contract.  However, we are not aware of any litigation precedent on this issue.

The Buyer’s Right to Specific Performance. We understand this criterion to refer to the right of the buyer to control the specifications to which the project is being built and to accept only work that conforms to those specifications.5 Section 15.1 makes clear that it is Party A, the buyer, that is in control of what is to be built. (“... Party B shall construct the project according to the planning and design accepted by Party A”), etc. Additional support for this view comes from the warranty provisions, under which the seller can be made to bring defective work into compliance with specifications (e.g., Section 10.2. “If any part of the completed project fails to pass the quality inspection, Party B shall be responsible for corrective works and repair to ensure the rejected portion of the project meets quality standards”). The failure to do so after two attempts results in a rejection of the work, and the buyer is no longer obligated to pay for that work. It is clear that the buyer is entitled to receive specifically that which it contracted to receive, thus satisfying this criterion of paragraph 22.

Seller’s Lack of Ownership Rights and Possession of Lien Rights. As noted, we understand fully the difficulties that resulted from the fact that the translation of the contract that we provided earlier made several references to transfer of ownership of the project from seller to buyer. Without understanding the legal framework in China, and without the benefit of an accurate translation of the operative provisions related to the grants of security interests to the Company, it was reasonable to infer from that translation of the April Jiaohe Contract initially provided that the Company (seller) owned the project until it was completed, at which time it transferred that ownership to the buyer.  As previously mentioned, that concept is inconsistent with China’s real property law, which prohibits ownership of land by anyone other than the government.

The dozens of hours spent with Company management and its professional advisors working through the translation of the Jiaohe Contracts during my recent month-long trip to China have made it clear that the references to ownership in the initial translation did not accurately reflect the substance of the Jiaohe Contracts. Rather than ownership of the project, the agreements confer on the seller control over the project site during the construction process, something that the seller requires in order to perform its responsibilities in an effective and efficient way. Those references to control (and the transfer of it back to the municipality upon project completion and acceptance) occur throughout the Jiaohe Contracts (e.g., the Preamble, Articles 11.1, 15.6 and Chapter 8) and are common to construction contracts generally.

This interpretation is compelled by the nature of real property law in China, where only the government (in this case, the buyer) can own real property. Although the right to use property is frequently granted to private parties, that is done through the issuance of a land-use certificate, much the same thing as ground lease in the U.S. In the case of the Jiaohe Contracts, not even a land use certificate was issued to the consortium (or from

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5 This is in contrast to the legal remedy of specific performance, in which one party has the right to obtain an order from a court to require the party to perform its obligations in lieu of simply receiving an award of damages.

reference to the Bidding Documents was contemplated to be issued), so even that type of property right, which falls well short of ownership, was not conferred on the consortium. Rather, the only right conferred upon the seller was the right to control the land for purposes of constructing the project, just as a contractor constructing a building for a landowner in the U.S. would exert control over the project site during the construction process.

The reference to lien rights in SOP 81-1 we understand to be a reference to a mechanic’s lien, pursuant to which a person who provides goods or services to improve real estate is entitled (by operation of law) to a lien on the property as security for payment. Chinese law does not have a direct analogue to a mechanic’s lien (i.e. an automatic lien right). As a result, CCI/Sing Kung have negotiated an agreement (See Article 11.1 of the Post-bid Contract) whereby they are entitled to a mortgage and other rights to fully secure the payment obligations of the municipal buyer. CCI/Sing Kung’s rights to security interests are operative from the beginning of the project and are not triggered by project completion.  Under Chinese law, such contractual lien rights in real property are permitted and enforceable and close the “gap” in the SOP 81-1 analysis that results from the absence of automatic lien rights.  Such security interests in real property in China, if exercised, convey the rights to access and use of the land collateral pursuant to the applicable permitted use and time period, to collect rents payable by users of the land and to transfer such rights to others for economic value.  The enforcement of a security interest on real property in China is thus slightly different from the transfer of fee simple ownership that generally occurs with foreclosure of junior lien interests in the US, but it nevertheless conveys a means to assure payment of the amount owed, just as a mechanic’s lien does here.  Under Article 17.1, the security provided by the mortgage remains in place until payment in full has been made. If, as suggested by the earlier, faulty translation at Section 3.3, the seller actually retained ownership rights for the project until payment in full was received, there would be no need to obtain a mortgage to secure payment. Indeed, such a mortgage would be of no effect, as the seller/owner would essentially be granting a mortgage to itself.

This view gathers further support from the fact that, in the event that payment in full does not occur in accordance with the contract terms, the seller is entitled to reassert control over the project pursuant to Article 11.1. That provision states that “If Party A fails to meet its payment obligations in a complete and timely manner, Party B will have the right to assert control over the project (such as the right to limit access or to exercise other ownership rights) to protect its right to payment.” If the seller retained ownership rights until payment in full was made, this right to “retake” control of the project in the event of payment default would serve no purpose.  Moreover, the retention of such a limited springing control rights normally associated in the United States with title or ownership seems fully consistent with the principle articulated in SAB 104 (interpretive response to question 3) where, in reference to practices in foreign jurisdictions, the Staff has concluded that retention of title or title-like rights limited solely to enabling recovery in the event of a customer payment default should not delay revenue recognition.

Additional forms of security for payment are also contained in Article 11 of the Jiaohe Post- bid Contract. Article 23 extends the right to security interests to support all payments due under the contract, i.e. including payment for the work completed in accordance with the contract prior to final acceptance in the event the contract is not fully completed. The grant of security interests is not tied to project completion or acceptance.

Progress Payments and Inspection Rights. Admittedly, the Jiaohe contracts do not call for progress payments. However, the terms of paragraph 22 make clear that this is not a sine qua non of percentage-of-completion accounting when it says that “under most financing arrangements” the seller has the right to receive progress payments. CCI/Sing Kung chose to forgo progress payments in exchange for a substantial increase in consideration if the municipality were required to provide the financing for the project.  The economic significance of the lack of progress payments is mitigated by the strong collateral rights granted to the seller.  These arise at project inception and accumulate as the project progresses. This extends beyond the simple grant of a security interest in municipal real property and underpins the economic value of the right to receive payment.  Article 11.3(3) of the contract provides the right for CCI/Sing Kung to assign collateral interests, and the buyer is obligated to cooperate if the Company chooses to monetize the payment obligations through their sale to a third party.  Another key security mechanism provided by the contract is the consent to assignment of the municipal account receivable by the government.  In the absence of such a provision, a debt owed by the government cannot generally be assigned to a third party.  By consenting to the assignment in the contract, the Jiaohe government creates two valuable alternatives for the Company to monetize the receivable:  1) the assignability of the receivable makes it possible to obtain financing of the receivable from a third party, with the debt to that third party being secured by the government receivable; and 2) alternatively, the debt can actually be assigned without recourse to Sing Kung, in which case the assignee could pay cash to Sing Kung/CCI in exchange for the right to collect the receivable directly from the municipality.  Neither of those security mechanisms requires that SK/CCI take possession of the Project, but they do represent valuable collateral rights to assure payment is received.

A significant portion of paragraph 22 relates to the buyer’s inspection rights. Clearly, the ability to estimate the percentage of completion accomplished at any given time is a critical (though under paragraph 23, presumed satisfied) component of percentage-of-completion accounting. Of course, what the seller believes it has completed and is entitled to be paid for may be different from what the buyer believes the seller has done consistent with the buyer’s specifications. The right of the buyer to inspect and confirm compliance with specifications provides support beyond the seller’s estimates of completion of the process of continual transfer and the seller’s right to receive payment.

The Jiaohe Post-bid Contract provides the buyer with exactly those inspection and acceptance rights on a monthly basis. Those rights are set forth clearly in Articles 7 and 10 of the Jiaohe Post-bid Contract. Specifically, Article 7 provides for continuous (monthly) review of the project progress and preliminary acceptance by the buyer that would form the basis of settlement if the contract were to be terminated early. The full mechanics of the final acceptance procedure are delineated in Article 10.

The Buyer's Right to Take Over the Work-in-Progress. In our experience, the suggestion that it is a typical provision in a construction contract to allow the buyer to take over the work-in- progress seems inconsistent with common practice in construction projects, although aspects of the Jiaohe Post-bid Contract address it in a favorable way.

Rarely, if ever, does a construction contract allow the buyer/owner simply to replace the seller with another party, even with the payment of a penalty, absent cause, such as breach by the seller. Normally, the economic rights of the seller are protected by allowing it to fulfill its obligations under the contract in exchange for the right to be paid in full.

To the extent that this factor means that the buyer is entitled to complete the project in the event that the seller is in breach, there is no question that the municipality, as owner of the real property, has the right to do so.  That view is reinforced by the fact that Article 23 of the Jiaohe Post-bid Contract makes clear that the customer is obligated to pay for work completed, even if the total project is not completed; moreover, the customer’s payment obligation is not qualified or mitigated by a breach of the seller. While there is no penalty specified in the event that the customer retakes control over the project , which according to paragraph 22 would “normally” (and thus not always) be the case, it is clear that the parties have contemplated the consequences of termination of the seller’s rights to perform, which is fully consistent with this aspect of paragraph 22. The lack of a penalty is ascribed to the differences in expectations between parties under western and Chinese legal systems and contracts and the negotiations between the parties in this particular circumstance.

As discussed above, because the contract covers improvements made to and incorporated into government-owned land, under Chinese law the title to the improvements necessarily transfers to the municipality as improvements are made. Subject to the right of CCI/Sing Kung to exert limited control over the completed project in the event there is a default in payment (Article 11.1), the government always has the right to take possession of the project and to convey use rights to third parties. This is also reflected in the actual practice of the parties with respect to continuous turnover of completed portions of the project for which the municipality has a use, even though not expressly provided for in the Jiaohe Contracts. The buyer’s acknowledgement of its payment obligations to the Company, in conjunction with the project auditor’s confirmation of amounts due under the contract following the inspections provided for in Article 7.4, is fully consistent with the parties’ practice of relinquishing control over portions of the project as they are completed.

Delivery and Acceptance of “Units.” This is a characteristic of certain kinds of contracts that are not applicable to the Sing Kung business model, i.e. the Company does not deliver units as completed, but rather delivers non-standard project increments, subject to periodic (monthly) preliminary acceptances, which cumulatively comprise the entire finished project.

Application of SOP 81-1 (Paragraph 23) to the Jiaohe Post-Bid Contract (Comment 8 cont’d).  While the above discussion of the requirements of paragraph 22 is important to the decision about whether or not construction contract accounting principles are applicable, the specific tests set out in paragraph 23 provide more concrete guidance as to whether the percentage-of-completion method of accounting is appropriate in any given case. For that reason, we have also analyzed the extent to which the BT contracts meet those requirements (with specific references again being to provisions in the Jiaohe Post-bid Contract).

Ability to Make Dependable Estimates. We acknowledge this to be an absolute requirement for the use of percentage-of-completion accounting, as without dependable estimates of the progress toward completion there is no basis for knowing how much revenue to recognize in any given period. However, it is clear that CCI/Sing Kung meet this test. They are, under paragraph 24 of SOP 81-1, presumed to have the ability to make such estimates (“For entities .... for whom contracting represents a significant part of their operations, the presumption is that they have the ability to make estimates that are sufficiently dependable to justify the use of percentage-of-completion accounting method of accounting”). We are aware of no reason that CCI/Sing Kung and their construction company consortium partners are not entitled to the benefit of this presumption.

However, if there is any doubt, it should be fully resolved by the provisions of the Jiaohe Post-bid Contract that require delivery of Monthly Work Progress Reports and Overall Project Progress Report under Article 7.4.  This project progress monitoring process dovetails exactly with this requirement of paragraph 23 of SOP 81-1.

Contracts That Contain Enforceable Rights, Consideration and the Manner and Terms of Settlement.  The existence of the enforceable rights of the parties under the Jiaohe Post-bid Contract was discussed at length above with regard to the same point contained in paragraph 22.  The consideration to be exchanged is set forth in Articles 2 and 3. As for the manner and terms of settlement, they are the subject of all of Chapter 5, and they likely represent the most detailed provisions of the entire contract. The Bid Documents reiterate the enforceability of rights of the parties to the contract.

The Expectation That the Buyer Will Perform. We understand that this is an important test in the context of the CCI/Sing Kung business model, given that the payment obligation is deferred, potentially for a significant period of time. However, several factors support the expectation that the buyer will perform its contract obligations generally and the payment obligations in particular.

These include the fact that the buyer is an established municipal government that has executed multiple municipal projects in the past and has specialist departments and personnel capable of carrying out the review, inspection and approval duties specified in the contract.  It also has fiscal wherewithal from an established and reliable tax base that the project itself enhances. In addition, the government has fulfilled its contractual obligation (Article 11.4.1 in the Jiaohe Post-bid Contract) to ensure that the funds for payment of the obligation have been budgeted.  Moreover, these municipal projects are proceeding only after having been approved by the central government’s planning body. That they are consistent with the overall development plans of the central government makes them attractive candidates to obtain takeout financing from the China Development Bank, a further means of ensuring performance by the buyer.

To the extent that this requirement’s focus is in truth “a reasonable expectation that the seller will be paid,” the numerous security mechanisms provided for in Article 11.4 further enhance that probability. We do not believe that there is a basis for concluding that the buyer cannot be expected to perform its payment obligations with regard to any of the contracts performed by the Company simply because those obligations are deferred.

The Expectation That the Seller Will Perform. This is an interesting test, in that if percentage-of-completion accounting is being applied, revenue is recognized only to the extent that the seller has already performed.  To the extent that the concern is the expectation that the seller will complete the project, that is not a concern here. As noted earlier, Article 23 of the
Jiaohe Post-bid Contract specifically provides that the seller remains entitled to receive payment for the portion of the work completed (the only amount as to which any revenue is recognized under the percentage-of-completion method of accounting) even if termination occurs prior to completion and final acceptance. In light of that provision, there is a reasonable expectation that CCI/Sing Kung will be paid in full for all of the work that it has performed, specifically the value of the work that it will have recognized as revenue under the percentage-completion method of accounting

Given that the Jiaohe Post-bid Contract meets all of the tests laid out in paragraph 23, it seems clear that the explicitly preferred method of percentage-of-completion accounting should be applied to that agreement unless special circumstances specified in SOP 81-1 dictate otherwise.

Comment 9:  Revenue Recognition and Applicability of SOP 81-1 to the Changchun Contract. As noted under History of Contract Development, above, the manner in which SNC conducted its business during the performance of the Changchun contract is without material difference, vis-à-vis the municipal buyer, from the manner in which CCI/Sing Kung conducted their business under the Jiaohe (and later Zhengding) Contracts as it pertains to the applicability of SOP 81-1 and the use of the percentage-of-completion method. While the Changchun contract is not as detailed in certain respects as the Jiaohe Contracts, its provisions fully support the application of SOP 81-1 and the percentage-of-completion method of accounting.

The following discussion examines the manner in which the Changchun contract meets the requirements of paragraph 22 of SOP 81-1.

•             Completion according to buyer’s specifications and enforceable rights.  Section 1.3 states in its first clause that the project will be constructed “According to the requirements of Party A [the buyer].” The contract clearly provides for work to be performed in exchange for payment of the contract price following final settlement. Section 5 also specifies the various rights and obligations of the parties to the agreement.

•             Buyer’s right to specific performance. The completion acceptance process outlined in Section 3.2 of the contract makes clear that the buyer is obligated to accept and pay for only that work that conforms to the specifications of the buyer. This view is reinforced by the warranty and repair provisions contained under Section 4.4, in particular paragraph (3).

•             Lack of ownership rights, existence of lien rights. As with the Jiaohe contract, the terminology of the Changchun contract refers to the contractor asserting control over the project area (exercising “the temporary authority of owner,” not actual ownership) and return of control to the municipality upon completion. Again, this is consistent with Chinese real property law. As noted in the discussion related to Jiaohe, Chinese law does not provide for mechanic’s liens. That is completely understandable under China’s law of real property, as mechanic’s liens operate in the context of a sale of real property, something that does not occur in China. However, as we previously communicated to the Staff, Chinese law does protect a contractor’s right to make claim for payment from a real property owner. The Changchun contract, as a first generation contract, does not specify a right to a mortgage to augment that legal right.

•             Progress payments. Also as with Jiaohe, there is no provision for progress payments, but this is not a necessary requirement, only a supportive one.

•             Right of owner to take over work. Under Section 4.4 (3), in the event that the seller fails to deliver a conforming project, the buyer has the specific right to have the work performed by “other organizations” and reduce the amount owed to seller by the cost of the repair.

Aspects of the actual performance of the parties during the term of the Changchun Contract provide additional support for recognizing revenue in accordance with SOP 81-1 and applying the percentage-of-completion method. For example, Section 3.2 provides that control will be returned to the buyer upon completion of each project segment, not the project as a whole. In fact, during the performance of the Changchun contract the government issued land use certificates to parties seeking to develop parcels within the project prior to final completion and acceptance of the total project. The parties receiving the land use certificates utilized the not only the infrastructure on their parcels, but also used the roads that were part of the overall project to gain access to their parcels.

All of the conclusions about the applicability of paragraph 23 of SOP 81-1 presented above for the Jiaohe contract also applies for the Changchun contract.  Given that the method of operation at Changchun was fully consistent with that in Jiaohe, and that the terms of the Changchun contract support, rather than undercut, the applicability of the percentage-completion method of accounting, we believe there is no reason to question the appropriateness of recognizing revenue under the Changchun contract on that basis. Requiring use of a different method would only distort financial statements for those periods relative to those for 2008, creating the potential for confusion rather than clarity.

With respect to the revenue recognition matters discussed above, please let us know if any additional information is required by the Staff, other than to reflect the above conclusions in the Sing Kung financial statements and summary of accounting policies, as well as making other adjustments to accurately conform the MD&A and including the July Contract as an additional exhibit to the S-4.  Proposed changes in affected sections of the Sing Kung MD&A are highlighted in Exhibit 2 (attached).

Comment 7:  Application of Gross vs Net Methods to the Accounting for the Jiaohe Contract in 2008 . The iterations of the Jiaohe contract in effect at different points in 2008 may raise questions about what the accounting treatment should have been for Sing Kung during and for the year-ended December 31, 2008.  We are of the view that the basic rights of the parties and distribution of economic benefits and obligations that dictate the applicability of SOP 81-1 and the use of the percentage-of-completion method to the Jiaohe Contracts are substantively the same from contract to contract (although this is admittedly less explicit in the 2007 and April Pre-bid versions). However, the application of the Net and Gross Methods of recording revenue do change between the Original 2007 and April (Pre-bid) Contracts. As previously mentioned, the Original 2007 Jiaohe contract (which was executed between SNC and the municipality) was modeled on the Changchun contract, to which the Net Method of revenue recognition clearly applied:

-	The contract specifically identifies SNC as an agent for the consortium and the consortium members are named in the contract.

-
Although SNC was authorized to represent other consortium members, those other consortium members had accountability to the buyer and bore all of the project investment and collection risk; SNC had no risk of economic loss in the project

-
SNC was entitled to a percentage allocation of the revenue based on its agreements for revenue sharing with the other consortium members and was responsible for distributing payments from the buyer accordingly.

The Company has determined that for subsequent iterations of the Jiaohe Contract (April 2008 and the Post-bid contract) the Gross Method of revenue recognition should apply.

Legal Framework, Consortium Structure and Analysis of the Post-bid Contract. Again, to simplify the presentation, specific references to contract provisions are to the Post-bid contract (which is the final and binding contract for the Jiaohe Project) and to provisions of the Bid Documents where they augment understanding of the final contract terms.

1.
Legal Framework. The April 2008 and Post-bid Jiaohe contracts are bilateral agreements between only the municipality (the buyer) and Sing Kung or CCI respectively (the seller).  Significantly, the consortium members are not parties to or recognized specifically in those contracts.

The contract preamble designates CCI as having the “sole right to conduct construction, and… [to be] the sole funding and construction party for this project.”  The Bid Tender makes clear that CCI is utilizing a consortium of subcontractors and the fact that the organization of the construction management process is done under CCI’s direction is spelled out in detail therein.  The contract itself, however, incorporates only passing acknowledgements of the consortium and grants consortium members the right (but not the obligation) to participate in the final inspection/acceptance process.  Article 1.5 of the contract makes clear their subcontractor status: “Party B [CCI] agreed to participate in funding and construction of the Renewal Project in New District and has signed a supplementary agreement with a qualified sub-contractor for project work in the Jiaohe New District (Pan-China Construction Group).”  Provided they are qualified (which we understand to mean that they hold the required business licenses), there is no question that CCI has the unilateral right to appoint and change consortium members/sub-contractors.  Because the Post-bid contract is not a contract with the consortium functioning as a partnership, the municipality does not have direct recourse to the consortium members for performance under the Post-bid contract.  Section 1.3 of the Bid Invitation makes clear that the joint liability of the consortium members is limited to the bid submission only, e.g. the validity of their license qualifications and other representations included in the tender. This is reinforced by the absence of any references to joint responsibilities in the Post-bid contract itself.

2.
Consortium Structure.  The allocation of responsibilities for construction supervision and other matters, including organizational arrangements to facilitate coordination of construction supervision and inspection activities with municipal representatives, is delineated in detail in the Bid Tender.  This makes clear that all of the responsibilities of the construction manager and subordinate supervision are delegated to subcontractors by CCI in its capacity of general contractor.  Notwithstanding this, CCI remains the general contractor with the right to exercise authority over the subcontractors and with the ultimate authority to replace them with other qualified professionals.  CCI is the sole party responsible to the municipality for contract execution.

3.
Post-bid Contract Analysis.  Beginning with the April 2008 contract, Sing Kung/CCI assumed principal risk for the Jiaohe Project.  The Post-bid Contract meets all of Sing Kung’s criteria for recognizing revenue in accordance with the Gross Method, and this is further supported by the provisions of the Bid Invitation.  Therefore, consistent with EITF 99-19, revenue for the contract is recognized on a gross basis.

•
Responsibility for Contract Fulfillment.  We interpret this criterion of EITF 99-19 as pertaining primarily to the relative responsibilities of the general contractor (Sing Kung/CCI) and its subcontractors, including the construction-management subcontractor. Articles 15.2 and 15.3 of the Post-bid Contract grant CCI the right to “make its own decisions on the source of financing, construction methods and project management….. and take full responsibility for funding and construction of BT Projects to ensure the construction quality meets the standards agreed…”  This is consistent with the parameters of the initial Bid Invitation.  Pursuant to Section 1.1.2 of the invitation, the party providing financing to the project (CCI), is designated as a general contractor, thus making clear that, as between it and its subcontractors, CCI is responsible for contract fulfillment. Several provisions of the Bid Invitation also make clear that Sing Kung must deliver a “turnkey project,” indicative of the responsibility (and the right) to control the work being done.

Although not related to the relationship between CCI and its sub-contractors, it is also equally clear in the Post-bid Contract that the municipality was not responsible for contract fulfillment, except to the limited extent (pursuant to Article 8) that CCI chose to delegate certain responsibilities related to construction supervision of the renewal project to the municipality in connection with the work on the Renewal Phase of the Project (which was acknowledged to be substantively completed by the effective date of the Post-bid Contract).

•
Control over Pricing. As discussed in our recent phone call, and as is apparent from a review of the contract documents, the basis of pricing on municipal projects is, to a substantial degree, “unit costs.” That is, the value of the construction work depends on how many square meters of road surface are constructed, how many yards of fill are secured and placed, how many meters of sewer line are laid, etc. As a result, the bid documents specify the estimated initial price based on plans and specifications at unit prices negotiated by SNC/Sing Kung/CCI in the Original and April 2008 Contracts and in its bid tender that resulted in the award of the Post-bid Contract. The contract price to be paid includes additional elements, such as reimbursement for consulting payments, the cost attributed to the financing, etc., with the result that the final contract price agreed in the Post-bid Contract was actually determined by negotiation with the buyer in the Pre-Bid Contracts. The bid documents simply carried forward that price into the bidding process. The sub-contractors did not set and were not involved in negotiating the unit prices, nor were the unit prices imposed by the municipality or by statute. The fact that CCI retained reasonable latitude in determining price is further supported by the degree of the control retained by the general contractor over change orders.  Specifically, Section 3.5.2 of the Bid Invitation and Article 9 of the Post-bid Contract spell out that the consent of the constructing party is required for change orders and that the contract price be accordingly adjusted.

specifications at unit prices negotiated by SNC/Sing Kung/CCI in the Original and April 2008 Contracts and in its bid tender that resulted in the award of the Post-bid Contract. The contract price to be paid includes additional elements, such as reimbursement for consulting payments, the cost attributed to the financing, etc., with the result that the final contract price agreed in the Post-bid Contract was actually determined by negotiation with the buyer in the Pre-Bid Contracts. The bid documents simply carried forward that price into the bidding process. The sub-contractors did not set and were not involved in negotiating the unit prices, nor were the unit prices imposed by the municipality or by statute. The fact that CCI retained reasonable latitude in determining price is further supported by the degree of the control retained by the general contractor over change orders.  Specifically, Section 3.5.2 of the Bid Invitation and Article 9 of the Post-bid Contract spell out that the consent of the constructing party is required for change orders and that the contract price be accordingly adjusted.

•
Subcontractor Selection. Under the bid documents, the only limitation on subcontractor selection is that the subcontractor chosen to perform a required task actually has the specified license. The municipality has no authority to select a subcontractor, and in practice, Sing Kung/SNC chose its own sub-contractors. This is consistent with the Post-bid Contract, which confers no authority on the municipality to designate subcontractors.

•
Risk of Collection. Various provisions of the bid documents, among them Section 3.5.4 of the Bid Invitation, make it explicit that responsibility for paying the consortium members is the direct obligation of Sing Kung. That is emphasized by the stated right of the municipality to seek damages for Sing Kung’s failure to do so. This is consistent with the terms of the Post-bid contract (Articles 15.3 and 15.4).

 Revenue Recognition During Interim Periods of 2008.   Our analysis of when Net and Gross Methods of revenue recognition for the Jiaohe Project should be applied during interim periods of 2008 is presented below based on the effective dates of successive iterations of the contracts.  This analysis also addresses the distribution of revenue and costs between SNC and CCI between January 1 and April 23 of 2008 as a result of the operation of the BCCSA.

•	January 1 – April 23
From January 1 through April 23, the original Jiaohe Contract from 2007 was in effect. SNC properly accounted for Jiaohe contract revenue during this period under the net method, as it did for the Changchun contract. It had offsetting expenses for obligations to CCI under the BCCSA, with no net realization of operating income. The consolidated financial statements of Sing Kung (which include its subsidiary CCI) recognized revenues matching SNC’s expenses under the BCCSA as the project progressed.

•	April 24 – August 28
The April Contract was in effect from April 23 through August 28, 2008 (the effective date of the July Contract based on the date of execution by the last party to sign). Pursuant to the April Contract, Sing Kung recognized incremental revenue not previously earned under the BCCSA by applying the gross method to the contract from inception, since it was functioning in the capacity of general contractor and absorbed the economic risks of the project retroactive to its commencement. Because the original 2007 contract with SNC was terminated and the April contract superseded the 2007 contract, Sing Kung became entitled to all project revenue from the inception of construction. As a result, the profit interests earned through April 23 from SNC under the BCCSA were extinguished along with SNC’s interest in the Project. All revenue previously recorded under the BCCSA was reclassified as project revenue, and Sing Kung recognized the full measure of liabilities to the subcontractors due under the contract as of April 24.

•	August 28 – December 31
The Post-bid Contract was in effect from August 28 through year-end 2008. It was executed between CCI and the Jiaohe Municipality, reflecting the fact that Sing Kung’s subsidiary, and not Sing Kung itself, is the party operating in China. This reflected the original intention of the parties, effectively correcting the error of having named Sing Kung as a party to the April Contract. For the reasons stated in the foregoing analysis, the July Contract qualifies for revenue recognition under the percentage-of-completion method and for application of the gross method of revenue recognition. As the July Contract supersedes the April Contract and governs revenue recognition from inception of construction, the percentage-completion method is applicable to the entire Jiaohe project, even if work completed on the first (Renewal) phase of the project was substantially completed at the time the July Contract became effective.

Comments 6, 10 and 11:  Revisions to SNC Financial Statements/Purchase Price Allocation for Acquisition.  Comment 6, previous comments by the Staff in the January 7, 2009 letter and other communications and Comment 10 all raised questions about whether the long-term assets and liabilities of SNC are properly reflected and incorporate the application of SOP 21.  Determination of the fair value of these long-term assets and liabilities also bears on the purchase accounting under SFAS 141(R) for the SNC acquisition that was consummated by CCI in December 2008 and is required to be reflected in the year-end 2008 Sing Kung consolidated financial statements that will be included in our next S-4 amendment.  A copy of the final purchase agreement was previously provided to the Staff as requested and will be filed as an exhibit to our next S-4 amendment.

Revised SNC financial statements for the years ending 2005, 2006 and 2007 have been prepared and are attached hereto as Exhibit 1. These revised statements reflect various changes based on information that we have been able to elicit as a result of our insistence on a rigorous adherence of the SNC financial statements to the articulated accounting policies and US GAAP, recognizing that when those statements were initially prepared SNC was a private Chinese company:

•
All of the Changchun project revenue is now recognized in 2006 to reflect information, which we have confirmed, that all of the Changchun contract work was completed and accepted prior to year-end 2006.   Our review confirmed that the previous allocation of revenue between 2006 and 2007 was not, in fact, based upon periodic inspections and acceptances by the buyer.  Most critical to our insistence on a restatement of the timing of revenue recognition was that  the customer inspection and written acceptance of the Changchun Project was completed in 2006, providing reliable evidence that the consortium had earned the right to be paid prior to year-end 2006 and that all revenue should be recognized accordingly.  The completion of the settlement calculation and written settlement agreement in February 2007 further reinforces that conclusion, as does the fact that the buyer paid approximately 81% of the contract value to SNC in August 2007.

•	A policy statement related to the application of SOP 21 was included in the notes and the details related the valuation of SNC’s long-term assets and liabilities have been added to the notes.

•	a line item was added for cost of sales as requested in Comment 11.

We have discussed with SNC’s auditors the need for the Company to revise its financial statements, and based on those discussions we expect them to reissue their audit opinion for the referenced years for the revised statements shown in Exhibit 1, assuming that the Commission concurs that the Company’s revenue recognition methodology reflected in them is appropriate. As required, the audited statements will also include an additional footnote describing the changes made in the restatement and the reasons for it.

The year-end 2008 consolidated financial statements for Sing Kung will also reflect the fair value of SNC’s the long-term assets and liabilities carried over from year-end 2007 that remained outstanding as of the SNC acquisition date in December 2008, as is required by SFAS 141(R).

As discussed above,  in applying SFAS 141(R), management of Sing Kung determined that no Jiaohe contract interests or obligations were transferred with the consummation of the SNC acquisition because SNC had relinquished its interest in the economic benefits of the Jiaohe contract in 2007 pursuant to the BCCSA (one of the VIE Agreements). CCI/SK directly obtained all rights related to the Jiaohe Project when it entered into the April 2008 (prior to consummation of the SNC) contract with the Jiaohe municipality6

_____________________

6  A corrected translation of the final April 2008 Jiaohe contract was previously provided to the Staff by e-mail along with the preceding and superseding versions of the contracts for the Jiaohe Project.

The VIE Agreements did not create a causal link between the consummation of the SNC purchase and the effectiveness of the April Jiaohe Contract for the following reasons:

•	Nothing in the VIE agreements compelled CCI/SK to provide financial commitments to or to become directly responsible for the Jiaohe Project.

•	The Exclusive Purchase Rights Agreement did not compel CCI/SK to consummate the sale transaction, with the result that the April Jiaohe contract stands alone.

•	All SNC connections with the Jiaohe Contract were extinguished upon CCI/Sing Kung’s entry into the April Jiaohe Contract.

Comments 12 – 16:  MD&A Revisions

Provided the Commission confirms that its questions and comments on the valuation of SNC’s long-term assets and liabilities have been properly addressed, a similar application of SOP 21 will be reflected in Sing Kung’s summary of major accounting policies in its financial statements and in the MD&A.  In addition, the MD&A will incorporate additional details related to the calculations and will reflect all revisions made to the SNC financial statements.

Further revisions will be made in the MD&A to correct inconsistencies in response to Comments 12-16.  Relevant excerpts of the revised MD&A for Sing Kung that we intend to include in our amended S-4 are attached as Exhibit 2 together with responses and changes responsive to the Staff’s comments on the SNC financial statements from the January 7, 2009 letter.  Pertinent provisions in the proposed revisions of the MD&A are highlighted to facilitate the Staff’s review.

Upon resolution of the pending questions related to revenue recognition, we anticipate updating and supplementing our disclosure promptly to incorporate audited financial statements for 2008 and unaudited statements for the first quarter of 2009.

We very much appreciate the accommodation of the Staff, both in engaging in telephone conversations and in reviewing this response separately from an updated S-4 filing, and we very much appreciate the Commission’s prompt reply.  We have tried our best to provide you with what we understood to be all of the information and analysis that was required to respond fully to your comments.  However, if there are further questions that could be effectively addressed with a telephone conversation or the provision of additional information, please let us know, and we will make every effort to quickly accommodate your requests.

Sincerely,

/s/ William C. Morro

William C. Morro
Chief Executive Officer

EXHIBIT 1

SHANGHAI NEW CENTURY URBAN INFRASTRUCTURE CONSTRUCTION CO., LTD.
FORMERLY KNOWN AS
SHANGHAI NEW CENTURY URBAN CONSTRUCTION INVESTMENT CO., LTD

RESTATED REPORT AND FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND PERIOD FROM JULY 11, 2005
(DATE OF INCEPTION) TO DECEMBER 31, 2005

Exhibit I-i

SHANGHAI NEW CENTURY URBAN INFRASTRUCTURE CONSTRUCTION CO., LTD. (FORMERLY
KNOWN AS SHANGHAI NEW CENTURY URBAN CONSTRUCTION INVESTMENT CO., LTD)
BALANCE SHEETS
AS OF DECEMBER 31, 2007, 2006 AND 2005

	December 31,
	2007	2006	2005
	USD	USD	USD
Assets
Current assets
Cash	486,056	62,286	1,107,080
Trading securities	87,025	-	-
Other receivables	39,059	5,764	5,576
Amounts due from shareholders	-	383,615	884,717
Total current assets	612,140	451,665	1,997,373

Non-current assets
Advances, prepayments and estimated earnings
on contracts	-	-	299,113
BT project receivables	7,368,028	35,440,817	-
Total non-current assets	7,368,028	35,440,817	299,113
Total assets	7,980,168	35,892,482	2,296,486

Liabilities and owners’ equity
Current liabilities
Taxes payable	26,778	63,278	-
Amount due to a related company	27,382	-	-
Amount due to a shareholder	-	531,553	-
Accrued liabilities and other payables	102,755	-	-
Total current liabilities	156,915	594,831	-

Non-current liabilities
Contingent project payables	1,579,253	29,825,045	1,083,885

Owners’ equity
Capital	3,692,863	3,692,863	1,208,240
Retained earnings/ (Accumulated deficit)	1,979,155	1,599,383	(26,134)
Accumulated other comprehensive income	571,982	180,360	30,495
Total owners’ equity	6,244,000	5,472,606	1,212,601
Total liabilities and owners’ equity	7,980,168	35,892,482	2,296,486

See accompanying notes to financial statements.

Exhibit I-1

SHANGHAI NEW CENTURY URBAN INFRASTRUCTURE CONSTRUCTION CO., LTD. (FORMERLY
KNOWN AS SHANGHAI NEW CENTURY URBAN CONSTRUCTION INVESTMENT CO., LTD)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND PERIOD FROM
    JULY 11, 2005 (DATE OF INCEPTION) TO DECEMBER 31, 2005

	Years Ended December 31,		Period from July 11 to December 31
	2007	2006	2005
	USD	USD	USD

Revenue	-	1,880,571	-

Cost of revenue	-	120,919	-
Sales and general
administrative expenses	407,256	118,424	28,868

Operating income (loss)	(407,256)	1,641,228	(28,868)

Interest income, net	30,662	24,222	2,958
Securities trading profits	782,267	22,348	-
Finance and other costs	(382)	(222)	(224)

Income (loss) before income taxes	405,289	1,687,576	(26,134)

Income tax expense	(25,519)	(62,059)	-

Net income (loss)	379,772	1,625,517	(26,134)

See accompanying notes to financial statements.

Exhibit I-2

SHANGHAI NEW CENTURY URBAN INFRASTRUCTURE CONSTRUCTION CO., LTD. (FORMERLY
KNOWN AS SHANGHAI NEW CENTURY URBAN CONSTRUCTION INVESTMENT CO., LTD)
STATEMENTS OF OWNERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND PERIOD FROM
JULY 11, 2005 (DATE OF INCEPTION) TO DECEMBER 31, 2005

	Capital USD	Retained Earnings USD	Accumulated other comprehensive income USD	Total USD

Issue of shares	1,208,240	-	-	1,208,240
Comprehensive income:
Foreign currency translation gain	-	-	30,495	30,495
Net loss	-	(26,134)	-	(26,134)
Balance, December 31, 2005	1,208,240	(26,134)	30,495	1,212,601

Issue of shares	2,484,623			2,484,623
Comprehensive income:
Foreign currency translation gain	-	-	149,865	149,865
Net income	-	1,625,517	-	1,625,517

Balance, December 31, 2006	3,692,863	1,599,383	180,360	5,472,606

Comprehensive income:
Foreign currency translation gain	-	-	391,622	391,622
Net income	-	379,772	-	379,772
Balance, December 31, 2007	3,692,863	1,979,155	571,982	6,244,000

See accompanying notes to financial statements.

Exhibit I-3

SHANGHAI NEW CENTURY URBAN INFRASTRUCTURE CONSTRUCTION CO., LTD. (FORMERLY
KNOWN AS SHANGHAI NEW CENTURY URBAN CONSTRUCTION INVESTMENT CO., LTD)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND PERIOD FROM
   JULY 11, 2005 (DATE OF INCEPTION) TO DECEMBER 31, 2005

	December 31,		Period from July 11 to December 31
	2007 USD	2006 USD	2005 USD
Cash flows from operating activities:
Net income (loss)	379,772	1,625,517	(26,134)

Adjustment for:
Securities trading profits	(782,267)	(22,348)

Changes in :
Other receivables	(33,295)	(188)	(5,576)
Advances, prepayments and estimated earnings on contracts		299,113	(299,113)
BT project receivables	28,072,789	(35,440,817)	-
Taxes payable	(36,500)	63,278	-
Accrued liabilities and other payables	102,755	-	-
Contingent project payables	(28,245,792)	28,741,160	1,083,885
Net cash provided by (used in) operating activities	(542,538)	(4,734,285)	753,062
Cash flows from investing activities:
Amounts due from shareholders	383,615	501,102	(884,717)
Securities purchased	(858,096)	(31,653,836)	-
Securities sold	1,553,338	31,676,184	-
Net cash used in investing activities	1,078,857	523,450	(884,717)
Cash flows from financing activities:
Amount due to a related company	27,382	-	-
Amount due to a shareholder	(531,553)	531,553	-
Proceeds from issuance of share capital	-	2,484,623	1,208,240
Net cash provided by financing activities	(504,171)	3,016,176	1,208,240
Effect of foreign exchange rate changes	391,622	149,865	30,495

Changes in cash	423,770	(1,044,794)	1,107,080
Cash, beginning of period	62,286	1,107,080	-
Cash, end of period	486,056	62,286	1,107,080
Supplemental disclosures of cash flow and non-cash information:
Income tax paid	48,855	15,515	-

See accompanying notes to financial statements.

Exhibit I-4

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	NATURE OF OPERATION

Shanghai New Century Urban Infrastructure Construction Co., Ltd [Missing Graphic Reference]
[Missing Graphic Reference] (the “Company”) was originally incorporated in Shanghai, the People’s Republic of China (“PRC”) on July 11, 2005 as a limited liability company under the name of Shanghai New Century Urban Construction Investment Co., Ltd.  The Notice of Approval of Change of Name was issued on October 24, 2007.

The Company is principally engaged in the provision of Build-Transfer (“BT”) projects in the PRC. BT is a form of project development wherein a private entity contracts with the public (government) sector to finance, design and construct a project. Upon completion and acceptance of the project, ownership is transferred back to the public entity. Parties to BT contracts are allowed to charge costs stated in the contract to enable them to recover their investment and costs incurred on the project.

The Company represents members of a consortium (which includes the Company and other engineering companies) to bid the BT projects as an agent for the government. The Company is responsible for the coordination of the project and assists with the temporary receipts and payments for the government. The Company is entitled to services fees on the BT projects which are negotiated with the other members of the consortium as a percentage of revenue.

On December 27, 2007, the Company and its shareholders entered into a series of agreements with Century City Infrastructure Co. Ltd. (“CCI) pursuant to which CCI obtained (i) voting and management control of the Company, (ii) the rights and the Company’s cooperation to pursue a BT project for the government of Jiaohe City that had not yet commenced (Note 13), (iii) all of the Company’s economic interests in the Jiaohe project if and when commenced, and (iv) a right to acquired 100% of the outstanding shares of the Company.

On December 9, 2008, the purchase of 100% of the outstanding shares of the Company was consummated by CCI and the Company is a wholly-owned subsidiary of CCI.

(b)	BASIS OF PRESENTATION

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for the interest of the investors.

(c)	CASH AND CASH EQUIVALENTS

Cash represents cash in banks and cash on hand.

All of the Company’s revenues and costs are denominated in the Chinese Renminbi. Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government. As a result, changes in the exchange rate of Renminbi to the U.S. dollar will affect the Company’s sales, cost of sales, and operating margins and could result in exchange losses. The impact of future exchange rate fluctuations on the Company’s results of operations cannot be accurately predicted.

(d)	TRADING SECURITIES

Trading securities are recorded at fair value. Changes in fair value are reported as Securities trading profit/ (loss) in the statement of operations.

Exhibit I-5

(e)	REVENUE RECOGNITION

Revenue generated from long term BT contracts is recognized based on the percentage-of-completion method and on the progress of work completed as of the end of the accounting period in accordance with Accounting Research Bulletin (ARB) Nos. 43 (Chapter 1a) and 45, Long-Term Construction-Type Contracts and American Institute of Certified Public Accountants (AICPA) Statements of Position (SOP) No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.  The specific determination of work completed for BT Contracts is generally based on periodic multi-party review and documented acceptance of completed work among the applicable Group member (and sub-contractor, if any) and the customer as provided in the Group’s contracts (a “Preliminary Acceptance”).  Each Preliminary Acceptance is typically facilitated by a third-party review of project progress conducted following each measurement period.  Final acceptance of the project by the customer occurs following completion.  The final acceptance process involves a determination that all project requirements have been met and a settlement among the contract parties of the final project price.  The determination of the final project price typically involves an audit by the customer of the Preliminary Acceptances and aggregation of the amounts reflected therein together with adjustments, if any.  The use of third-party verification to achieve each Preliminary Acceptance provides an objective and accurate record of work completed and differences in the cumulative value of Preliminary Acceptances and the final project price were not been material on the single project completed by the Company.  Such differences, if any, are reflected by the Group in revenue recognized during the period in which the final acceptance occurs.  In the absence of the above-described two-phase acceptance process, the Group’s policy requires that project progress be reasonably and objectively determinable by other metrics consistent with ARB Nos. 43 and 45 and SOP No. 81-1.

In accordance with EITF 99-19 the Group records revenue based on:

•	the aggregate contract value (the “Gross Method”) when it:

-	is responsible for project fulfillment including the acceptability of the project to the customer

-	has reasonable latitude to establish the project price with the customer

-	has discretion in subcontractor selection

-	holds the primary risk of collection for the project as a result of a non-contingent requirement to pay subcontractors for their work

•	the value of its allocated share of contract revenue (the “Net Method)” when its role as BT Consortium leader is substantively that of an agent construction manager, i.e.:

-	the company does not have direct responsibility for all key aspects of project fulfillment

-	the contract specifies that it is entitled to receive only an allocated fraction of the contract value

-	the applicable Group member is required to pay subcontractors only if and when it receives payment from the customer.

Under the Net Method, the Company reflects on its balance sheet the aggregate amount due from customers (i) to the Company and (ii) for the benefit of others (consortium partners).

The Group considers the relevant facts and circumstances in its evaluation to determine if revenue is to be recorded under the Gross or Net Method, including the relative strength of each indicator.  None of the indicators alone is considered presumptive or determinative.

Essential conditions set by the Group for recognition of revenue earned pursuant to BT contracts is that written contracts exist among the parties and collection of such revenue is determinable and reasonably assured.

The sole project performed by the Company through December 31, 2006 (the “Changchun Project”) is consistent with the requirements of, and is recorded under, the Net Method. Other than financial settlement activities pertaining to the Changchun Project, the Company had no BT project in progress during 2007.

Exhibit I-6

(f)	INTEREST/VALUATION ADJUSTMENTS TO ACCOUNTS RECEIVABLE AND PAYABLE

The nature of the Company’s business is that it accepts long-term receivables from its customers and maintains long-term payables with its subcontractors in connection with the execution of BT projects. In accordance with APB Opinion No. 21, the Company makes adjustments in the value of receivable and payable obligations with fixed durations exceeding one year in those cases where the obligations do not bear interest at what it deems to be a market rate for such obligations.

All BT project receivables recorded in the financial statements, and the payables to other consortium partners that are linked to the collection of such receivables, do bear interest, as applicable, at the variable long- or medium-term (five years & over five years) loan rate set by state-owned banks and accrual of such interest is reflected in the company’s financial statements, net of reserves that it deems appropriate under the circumstances. Municipal receivables of this sort are not traded in an open market in the PRC. The Company believes that the interest rates payable by our BT project customers is on par with the rate at which the municipality can obtain financing from other sources after taking into consideration its credit standing, the payment terms and other relevant factors. No discount or premium is applied to the face amount of BT project receivables or related payables that bear market interest rates; the face amounts of such receivables and payables are deemed to reasonably represent their present value.

Should such municipal receivables and payables accrue interest at rates that differ materially from the applicable municipal borrowing rates, it is the company’s policy to discount or apply premiums to their face value based on the scheduled or expected payment periods and the then-applicable short- medium- or long-term rates set by state-owned banks, adjusted as deemed appropriate for the credit standing of such municipalities if circumstances warrant.

(g)	OPERATING CYCLE

The Company’s work is performed under BT contracts with municipal governments with fixed pricing for specific elements of work.  To the extent that quantities of work elements vary, the contract price varies.  The Company’s BT contracts contemplate the involvement of subcontractors or contract consortium partners, but the Company generally retains the latitude to make unilateral decisions regarding performance of the contracts.  Contract execution typically spans 6 to 12 months from the start of contract performance, but the acceptance date (and the start of interest accrual on BT project receivables) for each contract (or contract phase) cannot be determined with precision prior to completion.  All assets and liabilities related to contracts in progress are carried at face value until a schedule for payment and interest accrual can be reasonably determined.  Subject to early payment requirements or elections, if any, the Company’s policy is to allocate amounts for receivables (such as Advances, prepayments and estimated earnings on contracts) between current and long-term as dictated by the contract payment terms and expected project completion. The classification of project liabilities between current and long term follows the classification of assets if the payment amounts are required to be made ratably and contemporaneously with collection of receivables, as is the case for the Changchun Project.  Otherwise the classification of project liabilities is made in accordance with the timing of payment set forth in contracts with consortium members.

(h)   CONTRACT COSTS

The Company’s contracts with subcontractors and consortium partners for the performance of BT contracts stipulate that they accrue compensation for services on the same percentage of completion basis as the Company uses to accrue revenue, with the difference being that subcontractors and consortium partners are compensated at a rate that is a stipulated fraction of the project value completed. For BT contracts recorded under the Gross Method, compensation calculated as payable to subcontractors is recorded as expense during the same period as revenue is incurred. In both the Gross and Net Methods, the unpaid liability to contractors and consortium partners respectively is recorded on the balance sheet as a payable, in the later case reflecting the Company’s obligation as payment agent following receipt of the aggregate contract

Exhibit I-7

payment from the municipal customer.   The classification of such liabilities as current or long-term is made as described in Note 1(g) above.   Advances made by the Company to the consortium for prepaying vendors or to meet other costs on behalf of the customer are reimbursable at cost under the BT contracts.  Such advances are not recognized as expenses or revenue, but are reflected on the balance sheet as Project advances or, if the project has received final acceptance, in the BT Project receivable.

(i)	BUSINESS AND INCOME TAXES

The Company is subject to current business tax of 5.25% of BT project revenue for the years ended December 31, 2007, 2006, and the period from July 11, 2005 to December 31, 2005. The effective income tax rate was 3.43% in 2007 and 2006.

(j)	FOREIGN CURRENCY TRANSLATION

The Company uses the local currency as the functional currency. Translation adjustments are reported as other comprehensive income or expenses and accumulated as other comprehensive income in equity section of balance sheets. Financial information is translated into U.S. Dollars at prevailing or current rates respectively, except for revenues and expenses which are translated at average current rates during the reporting period. Exchange gains and losses resulting from retained profits are reported as a separate component of stockholders’ equity.

(k)	USE OF ESTIMATES

The preparation of the financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the recording of revenue, the recoverability of the carrying amount and the estimated useful lives of long-lived assets, and valuation allowances for receivables. Actual results could differ from those estimates.

(l)	RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The company must determine whether it is “more-likely-than-not” that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements.

FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. The interpretation clearly scopes out income tax positions related to FASB Statement No.5, Accounting for Contingencies. The Company adopted the provisions of this statement on January 1, 2007. The adoption of this statement did not have a material effect on the Company’s financial condition and results of operations.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SPAS No. 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted account principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate this type of

Exhibit I-8

accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting.

SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company’s choice to use fair value on its earnings.

SFAS No. 159 also requires companies to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107.

SFAS No. 159 is effective as of the beginning of a company’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the Company makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157. The Company is currently assessing the potential effect of SFAS No. 159 on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a formal framework for measuring fair value under GAAP. SFAS 157 defines and codifies the many definitions of fair value included among various other authoritative literature, clarifies and, in some instances, expands on the guidance for implementing fair value measurements, and increases the level of disclosure required for fair value measurements. Although SEAS 157 applies to and amends the provisions of existing FASB and American Institute of Certified Public Accountants (“AICPA”) pronouncements, it does not, of itself, require any new fair value measurements, nor does it establish valuation standards. SEAS 157 applies to all other accounting pronouncements requiring or permitting fair value measurements, except for: SFAS 123R, share-based payment and related pronouncements, the practicability exceptions to fair value determinations allowed by various other authoritative pronouncements, and AICPA Statements of Position 97-2 and 98-9 that deal with software revenue recognition. SFAS 157 is effective for financial statement issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the potential effect of SFAS No. 157 on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

(m)	PENSION AND POSTRETIREMENT BENEFIT PLANS

Contributions to retirement schemes (which are defined contribution plans) are charged to statements of operations as and when the related employee service is provided.

(n)	SEGMENT REPORTING

The Company has no operating segments, as that term is defined in FASB Statement No. 131, Disclosure About Segments of an Enterprise and Related Information. All of the Company’s operations and customers are in China. Accordingly, no geographic information is presented.

NOTE 2 – NON-CURRENT ASSETS & LIABILITIES

Advances, prepayments and estimated earnings on contracts were recorded in connection with BT project work for Changchun Modern Agriculture Industry Development Co., Ltd. (the “Changchun Project”).  Although no construction progress was achieved and no revenue was recognized during the period ending December 31, 2005, the Company made prepayments for goods and services during the period for which it

Exhibit I-9

was entitled to reimbursement under the BT project contract.  Following final acceptance of the project in 2006, all Advances, prepayments and estimated earnings on contracts were reclassified as a BT project receivable. Both Advances, prepayments and estimated earnings on contracts and the BT project receivable include amounts for the benefit of other members of the consortium performing the Changchun Project (Note 6).

Because of its short operating cycle (generally about 1 year) and uncertainty about the project acceptance date, the Company does not record a discount or premium to reflect the present value of Advances, prepayments and estimated earnings on contracts.  From the date of project acceptance, the recorded amount of the long-term BT project receivable is adjusted to reflect present value, if applicable.  The Changchun Project contract requires that the receivable be paid by the customer in 8 equal annual installments beginning in 2008, subject to certain acceleration provisions.  As an incentive to accelerate payment, the Company has offered to waive interest receivable on the BT project receivable or any fraction thereof paid on an accelerated basis prior to the end of 2009.  The customer made an accelerated payment of principal in August 2007 in the amount of 221.7 million RMB.  This amount constituted approximately 81% of the total Changchun project payment obligation and it was applied to the initial principal installments.

A fraction of the BT project principal amount paid was directed to the Company for distribution to consortium members and the remainder was paid directly to a consortium member at the Company’s direction.  The BT project receivable and the contingent contract payable were adjusted to reflect the direct payment.  Furthermore, as a result of negotiations with the consortium partners, payments by the Company to consortium members exceeded the pro rata requirements under the Changchun contracts.  The reconciliation of total contract payments by the customer and to consortium members is shown below:

	BT Project Receivable (Million, RMB)	Contingent Contract Payable (Million, RMB)
Total principal amount prior to prepayment	275.5	262.4
Less payments by:
Changchun to Company	140.0	-
Changchun to consortium members	81.7	81.7

Company to consortium members	-	168.9

Total principal amount following prepayment	53.8	11.8

Note: Receivable and payable amounts exclude accrued interest

 Because of the initial accelerated payment, the next payment of interest is therefore due in 2014 together with the next required principal payment in the amount of 18.7 million RMB (approximately $2.56 million).  The remaining principal amount together with an additional interest payment is due in January 2015.  As a consequence, all BT project receivable amounts recognized at December 31, 2006 and 2007 are non-current.

Interest accrued on BT project receivables, net of reserves, is added to the BT project receivable balance and recorded as a current or long-term asset based on the payment schedule in the BT project contract.  Interest on the Changchun Project receivable is due contemporaneously with installments of principal.  The

Exhibit I-10

Changchun Project receivable earns interest at a variable market rate (equal to the government rate for notes of similar tenor) beginning on the day of final project acceptance, which occurred in December 2006.  The applicable interest rate was 6.84% during December 2006 and 7.54% in 2007.

The Company deems it probable that its incentive offer will lead to an accelerated payment of the full BT project receivable amount, although there is no assurance that this will occur and the date of any remaining accelerated payment is uncertain.  To reflect the contingency associated with the interest waiver offer, the Company has established a 100% valuation allowance for the interest accrued during 2006 and 2007 through the prepayment date.  Following the 2007 prepayment, the Company wrote off the accrued interest and adjusted the valuation allowance accordingly.   As a result, no interest income on BT project receivables was recognized during the 2006 or 2007 and the valuation allowance at the end of each such year is shown below (refer also to Note 9):

	December 31, 2006 USD	December 31, 2007 USD
Accrued Interest on BT project receivables	32,742	535,198
Valuation allowance	(32,742)	(535,198)
Net interest included in BT project receivable	-	-

NOTE 3 – MARKETABLE SECURITIES AND INVESTMENTS

Trading securities consist of the following:

	December 31,
	2007	2006	2005
	USD	USD	USD
Trading securities	87,025	-	-

NOTE 4 –OTHER RECEIVABLES

Other receivables consist of the following:

	December 31
	2007	2006	2005
	USD	USD	USD

Advance to employees	11,677	5,764	5,576
Prepayment	27,382	-	-
Total	39,059	5,764	5,576

Exhibit I-11

NOTE 5 – ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	December 31
	2007	2006	2005
	USD	USD	USD

Accrued wages	4,689	-	-
Accrued staff benefits	424	-	-
Accrued expenses Accounts Payable	96,404 1,238	-	-
Total	102,755	-	-

NOTE 6 – CONTINGENT PROJECT PAYABLES

Contingent project payables represent amounts due to other members of the Changchun Project consortium.  They are unsecured and have no fixed terms of repayment other than becoming due ratably if and when principal payments on the BT project receivable are received (Note 2).   If interest is paid on the BT project receivable, a pro rata amount is due to the beneficiaries of the contingent project payables.  Because of its short operating cycle and uncertainty regarding the payment schedule of contingent project payables, the Company does not record a present value adjustment to such payables before a project is accepted.  Following acceptance of the Changchun Project (when the payment schedule became determinable), the Company accrued interest on the contingent project payables at the same market rate as it was accrued on the BT project receivables.  Therefore, in accordance with APB 21, no discount or premium has been applied to adjust the present value of the contingent payables.  However, in light of the interest reserves applied to the BT project receivable, as described in Note 2, no accrued interest is included in the contingent project payable balance as of December 31, 2007.  The amount that would have been added to the payable balance at December 31, 2006, if the reserve had not been applied, was USD 7,147.  After giving effect to the interest income write-off resulting from the 2007 prepayment, the amount that would have been added to the payable balance at December 31, 2007, if the reserve had not been applied, was USD 116,823.

NOTE 7 – OWNER’S EQUITY

The Company is a limited liability company without shares established in Shanghai, China on July 11, 2005 with an original registered capital of USD 1,208,240. During the year ended December 31, 2006, pursuant to resolutions passed, the registered capital increased to USD 3,692,863 by the injection of additional capital of USD 2,484,623.

NOTE 8 – REVENUES

Revenues for the years ended December 31, 2007 and 2006 and the period ended from July 11 to December 31, 2005 are as follows:

Exhibit I-12

	Years Ended December 31,		Period from July 11 to December 31
	2007	2006	2005
	USD	USD	USD

BT project income	-	1,880,571	-

NOTE 9 – INTEREST INCOME/FINANCE & OTHER COSTS

Other income for 2006 and 2007 includes the effect of interest income on the outstanding balance of the BT project receivable following acceptance of the Changchun Project by the customer.  At the applicable average interest rate of 6.84% this amount was USD 32,742 for 2006.  For 2007 it was USD 535,198 after giving effect to the write-off of interest resulting from the partial prepayment of the BT project receivable that occurred during 2007.  However, for both 2006 and 2007, the interest income accrued on the BT project receivable was fully offset by a reserve taken by the Company that was applied to reflect the offer to waive such if payment was accelerated.  (Note 2)

Finance and other costs include interest expense payable on the contingent project payables to Changchun Project consortium members.  However, because such interest expense is tied to the receipt of interest income on the BT project receivables and the Company has reserved against that interest income, no interest expense related to the contingent project payables is recorded.  If it had been recorded, the amount of such expense would have been USD 7,147 for the year ending December 31 2006 and for the year ending December 31, 2007 it would have been USD 116,823 after giving effect to the interest write-off associated with the 2007 partial prepayment.

NOTE 10 – INCOME TAXES

All of the Company’s income is generated in the PRC.

Income tax expense for the years ended December 31, 2007 and 2006 and the period ended from July 11 to December 31, 2005 are as follows:

	Years Ended December 31,		Period from July 11 to December 31
	2007	2006	2005
	USD	USD	USD

Current income tax expense	25,519	62,059	-

NOTE 11 – PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Pursuant to the relevant laws and regulations in the PRC, the Company is not required to participate in defined contribution retirement plans for its employees as they are classified as part-time workers for the year ended December 31, 2006 and for the initial period ended December 31, 2005.

In October 2007, the Company commenced participation in a defined contribution retirement plan for its employees administered by a governmental organization. The Company makes contributions to the retirement scheme at the applicable rate based on the employees’ salaries. The required contributions under the retirement plans are charged to the statements of operations on an accrual basis. Contributions to retirement plans were USD 26 for the year ended December 31, 2007.

Exhibit I-13

The Company has no other obligation to make payments in respect of retirement benefits of its employees.

NOTE 12 – DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The Company did not enter into any derivative financial instruments for any purpose during the years presented. The Company does not hedge risk exposures or speculate using derivative instruments.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

The Company entered into a BT contract with the Government of Jiaohe City for an infrastructure construction project of Jilin Jiaohe Tiangang Stone Materials Industrial Park on March 5, 2007 (the “Jiaohe Project”).  The contract sum approximates USD 41 million and the contract period is from April 15, 2007 to October 30, 2007 subject to adjustments in the date of approval of the commencement of construction. According to the notice, Jiqu Fa [2007] No.97, issued by the management committee of Jilin Jiaohe Tiangang Stone Materials Industrial Park on June 25, 2007, the construction commencement date was delayed to October 1, 2007.  Notwithstanding the delay, the Company was unable to commence the project during 2007 and no income was recognized for this project.

Pursuant to a contract for business cooperation and consulting services entered into on December 27, 2007 with Century City Infrastructure Co. Ltd. (“CCI”), CCI was granted the right to undertake any financial and other commitments necessary to pursue the Jiaohe Project and the Company agreed to cooperate and to pay all of its expected future profits from the project to Sing Kung Ltd.

On December 27, 2007, CCI was granted voting and management control of the Company and an option to purchase 100% of the Company’s outstanding equity.

Except for the above, there are no commitments and contingencies as of December 31, 2007, 2006 and 2005.

NOTE 14 – SIGNIFICANT CONCENTRATIONS

BT project revenues for the company for calendar years 2007 and 2006 and for the period ending December 31, 2005 were all derived from one customer, Changchun Modern Agriculture Industry Development Co., Ltd.

NOTE 15 – OPERATING LEASE COMMITMENT

Rental expense for obligation under operating lease was USD 29,738, USD 15,370 and USD 32,858 as of December 31 2005, 2006, 2007, respectively. As of December 31, 2006, the total future minimum lease payments under non-cancellable operating lease in respect of the leasehold property are payable as follow:

USD
Leasehold property
Repayable in:-
2008	16,429
2009	16,429
32,858

NOTE 16 – SUBSEQUENT EVENTS

Effective April 23, 2008 the Company consented to the cancellation of the Jiaohe Project contract with the Government of Jiaohe City (described in Note 13).  Contemporaneously, Sing Kung Ltd. (the parent of

Exhibit I-14

CCI) entered into a novated contract with the Government of Jiaohe City to which SNC was not a party.  All rights and obligations of the Company related to the Jiaohe Project were extinguished as a result.

On December 9, 2008 100% of the outstanding equity of the Company was acquired by CCI.

As of May 30, 2009, acceleration of collection of the BT project receivable from the Changchun Project had not occurred.

NOTE 17 – RELATED PARTY TRANSACTIONS

During 2005 and 2006, the Company made temporary, non-interest bearing cash advances to shareholders.  Amounts remaining unpaid as of December 31, 2006 and 2005 to one shareholder are recorded on the balance sheet as Amounts due from shareholders.

Amounts due to shareholder at December 31, 2006 represents the amount owed to reimburse payments made on the Company’s behalf by a shareholder.  The Company’s reimbursement obligation was short-term and did not bear interest.

Amount due to a related company at December 31, 2007 represents the amount owed to reimburse payments made on the Company’s behalf by a director of Sing Kung and a company owned by such director pursuant to the December 27, 2007 agreements described in Note 1(a).  The Company’s reimbursement obligation was short-term, did not bear interest and was fulfilled in 2008.

Exhibit I-15

Exhibit 2
Proposed MD&A and Other Disclosure Amendments
Responding to Specific Comments

FEBRUARY 10, 2009 LETTER
Comment 12
We intend to amend the disclosure on page 159 as shown below to include reference to the changes in applicable accounting method (Net Method to Gross Method) that occurred over the course of 2008 as a result of revisions to the Jiaohe contracts.  The initial payment on the 1st phase of the Jiaohe project is due from the customer on the 10th day of the first January following the acceptance date, not within 1 year of the acceptance date.  This is clarified in the proposed amended disclosure, and the amount payable is set forth in the table included in the disclosure.

Jiaohe BT Contract

Jiaohe City is a municipality in the PRC province of Jilin. The BT Contract with Jiaohe City was originally entered into by SNC in March 2007. It has undergone several amendments (the latest of which was effective August 28, 2008) to expand the scope of work, incorporate Sing Kung Limited and Century City as contract counterparties and project principles and to clarify aspects of the agreement not fully detailed in the original contract. As a result of fundamental changes in the responsibilities of the SK Group member participating in the Jiaohe Contract, the accounting for the project transitioned during the 2008 fiscal year from the Net Method (which applied under the original contract with SNC and through April 23' 2008) to the Gross Method (for subsequent iterations of the contract for which Sing Kung or CCI became the direct contract counterparty).  The change in applicable accounting method during the course of 2008 is the reason why the consolidated balance sheets for Sing Kung in section F-II for the year ended December 31, 2008 and quarter ended March 31, 2009 record the amounts due in connection with the Jiaohe Project on a Gross basis, while the comparative income statement for the period ending March 31, 2008 that is included with the 1st  quarter financial statements for 2009 shows the income from the Jiaohe project on a net basis.  A translation of the final version of the contract (the “Jiaohe Contract”) is included as Exhibit [___]; it encompasses two phases of work (together the “Jiaohe Project”):

•
The first phase was substantially complete as of August 2008 and entails construction of roads, sewer and water pipelines and electricity and other utility connections in two sub-phases for the Tiangang Stone Material Industrial Park (“Jiaohe Phase I”). The estimated price of Jiaohe Phase I is about RMB 319 million ($48.3 million), but the actual price could vary as described below.  For purposes of administrative convenience, final acceptance and settlement of the contract amount for Jiaohe Phase I has been divided into sub-phases, the Renewal Project and the New District Project.  Final acceptance of the Renewal Project was completed on October 4, 2008 and the final settlement value of approximately RMB 128 million, or $18.7 million was determined on [April 9, 2009].  The settlement amount of the Renewal Project is recorded as of December 31, 2008 and March 31, 2009 as a BT Project Receivable.   Final acceptance and settlement of the second sub-phase (the New District Project) is not expected until [June 2009 due to the onset of severe weather conditions in the far north of China and delays in the final inspection process].  The value of the New District Project is reflected as Costs, advances and estimated revenue in excess of billings on the Sing Kung balance sheet as of March 31, 2009.

•
The second phase, scheduled to commence in 2009 and to be completed by the end of 2010, entails additional new roads, drainage and pipeline construction for the industrial park and reconstruction for contiguous established areas of Jiaohe City (“Jiaohe Phase II”). The estimated contract value of Phase II is $55.9 million.

Exhibit II-1

The Jiaohe Contract provides that payment from the customer for specified work elements will be in accordance with a schedule of works and calculated using a unit rate specified in such schedule. This means that the actual contract amount could vary depending on the requirements to fulfill the contract; for example, if additional gravel fill is required above the amount initially estimated to complete a section of road, Sing Kung would be paid for the quantity of fill actually used at the rate specified in the contract. The actual quantity of work performed is determined by periodic third-party engineering assessments conducted monthly during the contract term. The municipal customer, Sing Kung and its subcontractors all verify the actual work elements completed and, following resolution of any disputes, accept the completed work and document that acceptance in writing. The work acceptance forms constitute the basis for the Sing Kung’s determination of project progress for purposes of making adjustments in its estimates of the final contract price and for determining percentage of completion and recognizing revenue and costs. The cumulative results of the interim acceptance amounts are used to determine the final contract price.

The contract terms specify that if circumstances are not met that would accelerate payment, payment from the customer of the contract amount will be in 8 equal installments together with accrued interest, with the initial payment to be made on the first January 10th following the one-year anniversary of the acceptance date of each phase (or sub-phase if applicable).  Payment of subsequent installments, together with accrued interest thereon, is due on January 10th of succeeding years.  Given the actual acceptance date for the first sub-phase of Phase I (the Renewal Project) and the anticipated acceptance date for the second sub-phase(the New District Project), the resulting principal payment schedule is as follows:

	Principal repayment amounts from customer in RMB millions
	Payment dates are Januray 10th of year shown

	2010	2011	2012	2013	2014	2015	2016	2017	2018

Renewal Project (*)	15.9	15.9	15.9	15.9	15.9	15.9	15.9	15.9

New District Project (+)	-	23.9	23.9	23.9	23.9	23.9	23.9	23.9	23.9

Total	15.9	39.8	39.8	39.8	39.8	39.8	39.8	39.8	23.9

	Based on actual acceptances/settlements (*) and estimated acceptance date/preliminary acceptance quantities (+)
	Payment dates are January 10th of year shown

Comment 13
In response to this comment, we intend to amend the disclosure on page 144 under the heading “Contract Costs” as shown below to provide additional information about how the risks to the company of cost overruns and collections are mitigated by the structure of arrangements with the customer and sub-contractors.

Contract Costs
Sing Kung’s contracts with consortium members/subcontractors for the performance of BT contracts generally stipulate that they accrue compensation for services on the same percentage-of-completion basis as the Company uses to accrue revenue, with the difference being that subcontractors and consortium members are compensated at a rate that is a stipulated fraction of the project value completed.  This structure benefits the company by insulating it from the impact of project cost overruns by its subcontractor(s) since they are fully responsible for the costs of construction, but their share of revenue is fixed.  This structure was used on the Changchun Project (where the SNC was entitled to a specified percentage of the revenue earned by the consortium) and on each version of the Jiaohe Project contract to which SNC, Sing Kung and CCI respectively were parties.  The arrangement with the subcontractor performing the first phase of the road network construction for the Zhengding Project incorporates a similar risk mitigation principle, but it differs in that the subcontractor is receiving a fixed price per meter of road rather than a percentage of the total construction value.  Thus, ancillary factors such as the amount of grading or fill required could affect the company’s net margin, even though the price with the customer varies with changes in unit quantities of such items required.

Exhibit II-2

For the original BT Contracts arranged by SNC (i.e. the Changchun Wukeshu and the original Jiaohe Contract) the company further mitigated its risks (but garnered smaller profits) by establishing itself as an agent rather than a project principal.  Those early project contracts specifically recognized the consortium composition, designated SNC as the consortium agent and, in the contracts with other consortium members, tied their payment to the receipt of payments from the municipality.  Pursuant to the policies described under the heading “Revenue Recognition,” revenue from those contracts was recorded using the Net Method.  Subsequent project contracts (including the novated and post-bid contracts for the Jiaohe Project executed by Sing Kung and CCI effective in April and August 2008 respectively) placed the principal risk, including collection risk, with Sing Kung and were recorded under the Gross Method; amounts payable to subcontractors under those later contracts are recorded as expense during the same period as revenue is incurred. Under both the Gross and Net Methods, the unpaid liability to contractors and consortium partners respectively is recorded on the balance sheet as a payable, in the later case reflecting the Company’s obligation as payment agent and the requirement that it pay consortium members following receipt of the contract payment(s) from the municipal customer. Advances made by members of the Sing Kung Group to the consortium for prepaying vendors or to meet other costs on behalf of the customer are reimbursable at cost under the BT contracts.  Such advances are not recognized as expenses or revenue, but are reflected on the balance sheet as Project advances or, if the project has received final acceptance, in the BT Project receivable.

Comment 14
We intend to amend the table from page 129 as follows to show completion in 2006 and to consistently reflect the Changchun contract payments as partially paid.

Province	Location	Contract Value	Scope of project	Project Start	Project Completion	Collection Status

			A - SNC Projects
Ji'lin	Changchun Wukeshu Modern Agricultural Industry Development Zone	18.7	infrastructure for agricultural industry development area	2006	2006	partialy paid
Ji'lin	Changchun	18.1	infrastructure for industrial and technological development zone	2006	2006	partially paid

			B- Other Projects

He'nan	Xinxiang	$30.1	infrastructure development for new university campus	2004	2005	fully paid
He'nan	Zhengzhou New Development Zone	$14.5	infrastructure for industrial development zone	2004	2006	fully paid
Ji'lin	Fusong	$41.1	Infrastructure for resort development	2006	2007	fully paid
Ji'lin	Ji'an	$44.1	Infrastructure for resort development	2007	2008 (in progress)	pending project acceptance
Ji'lin	Jingyu	44.1	Infrastructure for resort development	2007	2008 (in progress)	pending project acceptance

Comment 15
We intend to augment the disclosure under the heading “Credit Risk” on page 163 as follows to

Exhibit II-3

further elaborate on the handling of risks referenced on page 128 and how the company’s assessment of project fiscal health affects credit risk and how the project’s specifics impact project prospects as referenced on page 130.

Credit Risk
Other than risks associated with project management and execution, one of the most substantial risks to BT project counterparties is credit risk.  Sing Kung Group members limit this by ensuring that the payment obligations for its contracts are general obligations of the municipal governments and that payments are not tied solely to the financial success of the project.  The status of the municipalities as taxing authorities with the ability to generate cash independent of the BT project itself helps to ensure funds will be available for timely payment.  In addition, each municipality’s right to receive and assign budgeted funds from higher-level government units also improves the likelihood that the municipality will have the cash necessary to meet its payment obligations when due.  Credit exposure for later contracts has been further reduced by structuring contracts to grant additional security interests in the project or other collateral that could serve as an additional source of repayment in the event of default.

Notwithstanding the general obligation of each municipal customer to pay, it can only be expected to do so if it possesses the necessary fiscal resources.  Sing Kung (and before it SNC) objectively evaluates each municipal client to determine if its fiscal capability merits the BT project investment.  A summary of the Company’s assessment of key fiscal-health factors for each municipality with whom it has an active project or from which it holds a receivable is provided below:

Changchun.  This is a large urban area with strong and growing industries (especially corn and other agricultural production and automotive industries) and a robust and growing tax base.  The city management has demonstrated success in attracting businesses to locate there and has helped them prosper.  The plan for the Changchun project development was approved by the applicable higher-level government authorities and qualified for development bank funding.  The city government leadership is well regarded, has a reputation for honest dealings and meeting its payment obligations to SNC and to others.  The project itself is well located in the path of planned development for the community and is consistent with the national-level goals to enhance industrial development in Northern areas.

Jiaohe.  The Jiaohe Project is being undertaken by a municipality with a strong and progressive team.  They have seized the initiative in responding to national policy priorities to develop the northern region, and they are sponsoring a plan that has been well received and approved by the national-level planning bureaucracy.  The municipality has a budget that is in keeping with the scale of the project and required payments and it has made adjustments in project scope based on early financial success for the project.  The city has a good track record of payment to other vendors and strong support from the provincial government.  These factors combine to make Company management comfortable with the fiscal health of the city.

Zhengding.  The leadership of the Zhengding municipality is very progressive and well regarded by higher-levels of local government.  It is small in relation to the size of the project, but it is rich in land holdings suitable for development, which will augment the tax base.  The municipality has also built close alliances with the larger adjacent city of Shijiazhuang and taken steps to ensure that is development initiatives are complementary and in keeping with political priorities.  This has allowed Zhengding to obtain supplementary financial resources to fund portions of the project plan.  Moreover, the project has been carefully staged to ensure that the payment obligations will not outstrip the payment capability, and the city is not undertaking competing development projects that will dilute its ability to pay for the project.  Discussions with development bank personnel prior to project commencement show that the project will meet financing criteria once initial stages are completed (although this does not provide certainty that a loan commitment can be obtained).  Based on the above factors, the Company believes the project, and particularly its initial phases, are on a solid financial footing.

Weng Yuan.  Like the leadership of Zhengding, the officials running Weng Yuan are very progressive and highly regarded.  They also have a track record of meeting their commitments to vendors and others.  The project is in keeping with political priorities for the Southern provinces and has been well received and accepted by the national planning authorities.   However, the municipality is small, it has a correspondingly small tax base and paying for the project would have been a stretch without enhancing its fiscal capacity.  To address the financial risks of undertaking the project for Weng Yuan, Company management is working closely with the city on a land-

Exhibit II-4

acquisition and resale/financing program that would provide a sound financial underpinning for the project.  Without these measures, the Company would not have been willing to participate in the Weng Yuan project at the planned scale.

Notwithstanding the steps taken to limit credit risk by avoiding total dependence on project success for repayment, the strategy to receive accelerated payments does depend, at least to some degree, on project prospects.  The primary mechanism for receiving accelerated payments is refinancing from the development bank or another source.  Such loans are generally only available once the project has been completed and if the lender’s assessment is that the project performance will support long-term repayment of its loan.  A summary of the assessment of Sing Kung management of the project prospects for each active project is provided below.

Jiaohe.  This municipality is located in the center of one of the best stone quarry areas in China.  Its stone and stone products are in high demand.  The project is targeted at facilitating continued growth and development of the established local stone industry while improving environmental conditions in the urban center and fostering commercial and residential growth there.  The government is taking steps to ensure the initial success for the project by mandating relocation of established stone industry businesses into the development zone and focusing the renewal project on reclaiming former industrial property for residential and commercial use while simultaneously improving the infrastructure.   The company determined that the prospects for the project’s economic success were favorable based on the complementary government initiatives and the strong existing fundamentals of the local stone industry.   This has been borne out by the robust initial absorption of property within the development zone, the city’s repeated decisions to expand the scope of the project and acceptance by the local development bank of the municipality’s loan application.  The application is under review.

Zhengding.  This municipality is contiguous to the county seat of Shijiazhuang, about 150 miles southwest of Beijing.   It is near major transportation corridors (rail and highway) and the region is slated for transfers of industry from the core of the capital region.  The economy in the province is growing rapidly, and continuation of its rapid development is in keeping with the national development plan.  The municipality itself intends to utilize part of the development for municipal employee housing, anchoring the development project and providing incentives to actively steer private development to the project area that will increase the tax base.  This agenda is also actively supported by the Shijiazhuang leadership, whose own development initiatives are complementary.  In the company’s view, the economic prospects for this project are very favorable, and positive preliminary indications of interest in providing long-term financing have been received from the local development bank.

Weng Yuan.  This municipality in Guangdong Province is benefiting from the migration of industry from major cities such as Guangzhou into less expensive rural areas that can still serve the southern tier industrial base because of the availability of sound transportation infrastructure.  Weng Yuan is still a small city, however, and its ability to absorb a development project of the planned size quickly is somewhat uncertain.  For that reason, the project is programmed to unfold over a multi-year period so that the pace of development can be matched to absorption of project property.  Also, the project finances are underpinned by a land-acquisition and resale program developed by the Company to enhance the municipal fiscal resource base and fund accelerated payments of project costs.  The Company expects the land program to fully mitigate the uncertainties in the rate of project absorption by end-users.

Comment 16
We intend to amend the disclosure on page 158 as shown below to make clear that the municipality has discretion and no obligation to utilize the development bank commitment.

•
The municipality also has access to financing from Chinese development banks. The contract requires that any payments received by the municipality from third-party financing sources be immediately applied to the contract balance beginning with the most current payment (an “accelerated payment”).  As shown in the table below comparing scheduled and actual payments, development bank financing has already enabled the municipality to pay, on an accelerated basis, approximately 81% of the total contract amounts due.

Exhibit II-5

	Amount in RMB millions
	2007	2008	2009	2010	2011	2012	2013	2014	2015

Original payment schedule (January of year shown)	-	34.4	34.4	34.4	34.4	34.4	34.4	34.4	34.4

Amount paid (August 2007)	222.4	-	-

Resulting payment schedule to:
Consortium	-	-	-	-	-	-	-	3.8	7.0
SNC	-	-	-	-	-	-	-	14.9	27.4

The Changchun municipality has obtained a supplemental development bank financing commitment that, when and if funded, will result in accelerated payment of the remainder of the obligation. The development bank financing commitment expires on December 31, 2009.  To incent the municipality to utilize the development bank commitment, the Company has offered to waive accrued interest on the unpaid principal balance if it is repaid prior to December 31, 2009.  The municipality has indicated that it intends to draw on the commitment to realize the benefit of the interest waiver, however, there can be no assurance that the municipality will actually do so it is not obligated to do so.  To reflect the fact that the municipality is not obligated to draw on the commitment and accelerate payment, Sing Kung has classified the entire remaining receivable as non-current in accordance with the contractual repayment terms.  If the municipality chooses to takes advantage of the interest waiver and pay on an accelerated basis prior to year-end of 2009, interest accruing on the contingent contract payables owed by SNC to consortium members would be extinguished and those payables (currently classified by the company as long-term) would become immediately due.

Although not contractually required to do so, Company management directed all accelerated payments received in 2007 to its consortium partners rather than retaining its pro rata share. This accommodation was made to induce the consortium partners to make sufficient new commitments to another project (the Jiaohe Project) to permit SNC to pursue that project.  However, the level of financial support received from this initiative was insufficient for SNC to independently commence the project, a situation that ultimately led to the sale of SNC to CCI/Sing Kung.

(JANUARY 7, 2009 LETTER)
Comment 1
In its responses to prior correspondence and in a recent telephone conference, the Staff pointed out certain inconsistencies between the Company’s BT contracts and applicable legal framework and the disclosure that refers to the company having an ownership interest in the project.  This inconsistency arises on page 158 in the paragraph describing the collectability of receivables related to the Changchun Project and again in a similar paragraph on pages 159 and 160 relating to the Jiaohe Project and the Zhengding Project respectively.  We propose to address this by correcting the disclosure as follows:

P. 158 (5th Bullet) related to Changchun

•
In addition, to having a reasonable expectation that the municipality has the intent and will have the cash flow to timely meet its payment obligations, the contract with Changchun Wukeshu (including the payment obligation) is enforceable against the municipality under Chinese law. Moreover, in the event of a payment default the BT contract with Changchun Wukeshu grants Sing Kung certain limited rights to exert control over access to the developed property to enforce payment, although the exercise of such control provisions may be difficult or impractical.  Additionally, to the extent that there is risk in the collectability of the Changchun Wukeshu

Exhibit II-6

receivable, as of September 30, 2008, Sing Kung’s collection exposure is mitigated, at least in part, by the indemnity of the parties from whom SNC was purchased and by the contingent nature of the remaining BT project payables associated with the Changchun Wukeshu Project.  Other than withholding unpaid amounts, there is no assurance that the Company could cost-effectively recover losses from the indemnitors and the indemnity obligations are not collateralized.

P. 159 related to Jiaohe

Collectability of amounts due pursuant to the Jiaohe contract is reasonably assured. Jiaohe is a taxing authority and therefore has a reliable source of revenue for payment of its obligations to Sing Kung and others. It also receives revenues from the central government that supplement its own tax revenues, and it has guaranteed to include annual contract payment amounts and interest in its annual budget approved by the Standing Committee of the National People’s Congress. The municipality also has access to financing from Chinese development banks that could constitute another source of payment and has applied for (but not yet received approval of) a development-bank loan that would trigger accelerated payment of project revenues. Moreover, the Jiaohe municipality has an established record of timely payment of its obligations to others, and Sing Kung expects that it will meet its obligations under the Jiaohe Contract. In addition to having a reasonable expectation that the municipality has the intent and will have the cash flow to timely meet its payment obligations, the Jiaohe Contract is enforceable against the Jiaohe municipality under Chinese law.  Moreover, the Jiaohe Contract grants Sing Kung enforceable collateral interests.  These include an assignable right to receive funds from the government fiscal authority that are budgeted to meet the contractual payment obligations of the municipality and the right to a security interest in the project (or substitute collateral) for as long as the contract price remains unpaid. In the event of a payment default, Sing Kung also has rights under the Jiaohe Contract to control access to the Jiaohe Project or dispose of Jiaohe Project assets to ensure payment.  Counsel for Sing Kung has opined that such contractual lien rights are enforceable under PRC law.  The company’s right to receive budgeted funds from the fiscal authority has been documented, however, the grant of a security interest in the project property is not as yet perfected.  As a matter of prudence, the company is pursuing perfection of its security interest because without it, there is little likelihood of the company being able to exercise control over the property in the event of a payment default.  However, the company’s classification of the collectability of Jiaohe Contract payments as reasonably collectible depends primarily on the municipality’s sound financial standing and the absence of any default to date, secondarily on the rights to enforce the contract under PRC law against a creditworthy counterparty, thirdly on its recorded rights to receive budgeted funds from the local government fiscal authority,  and only incidentally and as a last recourse to the exercise of collateral rights, if and when perfected.

P. 160 related to Zhengding
Sing Kung has determined that collectability of amounts due pursuant to the Zhengding Contract is reasonably assured. Zhengding is a taxing authority and therefore has a reliable source of revenue for payment of its obligations to Sing Kung and others. It also receives revenues from the central government that supplement its own tax revenues and it has guaranteed to include annual contract payment amounts and interest in its annual budget approved by the Standing Committee of the National People’s Congress. The commitment of such budgeted funds sufficient to satisfy the obligations of the project work in progress has been documented.  The municipality also has access to financing from Chinese development banks that could constitute another source of payment, and it has applied for, but not yet received approval for, such a loan related to the project.  The Zhengding municipality has an established record of timely payment of its obligations to others, and Sing Kung expects that it will meet its obligations under the Zhengding Contract. In addition to having a reasonable expectation that the municipality has the intent and will have the cash flow to timely meet its payment obligations, the Zhengding Contract is enforceable against the Zhengding municipality under Chinese law.   Sing Kung also has rights under the Zhengding Contract to obtain a security interest in the project property or substitute collateral and to control access to the Zhengding Project or dispose of the Zhengding Project assets to enforce payment in the event of a default.    Such grants of security are enforceable under PRC law if properly recorded.  The company’s contractual rights to obtain a security interest in the property are not as yet perfected, although as a matter of prudence, the company intends to pursue perfection, since without such perfection there is little likelihood of the company’s being able to exercise control over the property in the event of a payment default.  However, the company’s classification of the collectability of Zhengding Contract payments as being reasonably collectible depends primarily on the municipality’s sound financial standing and the absence of any default to date, secondarily on its rights to enforce the contract under PRC law against a

Exhibit II-7

creditworthy counterparty, thirdly on the documented and assignable right to receive budgeted funds from the local government fiscal authority,   and only incidentally and as a last recourse on the exercise of collateral rights, if and when perfected.

Comment 2
Please refer to the revised SNC financial statements included as Exhibit 1 and in particular Note 1(f) regarding the request to include an accounting policy statement covering the treatment of long-term receivables and payables.  Also see Note 2 for requested detail on the valuation allowances for accrued interest.

Comment 3
Please refer to the revised SNC financial statements included as Exhibit 1 and the revised accounting policy statement in Note 1(f).  The Company believes that its offer to the Changchun municipality to waive interest payable on the BT project receivable does not constitute a prepayment discount of the BT contract price or principal amount due and that Article 5.03 of Regulation S-X does not require a reduction in revenue and recognition of imputed interest income.  The financial statements therefore show no net interest income on the Changchun BT project receivable after the application of a provision to reduce interest income to reflect its contingent nature in light of the interest waiver offer.

Comment 4
Please refer to the revised SNC financial statements included as Exhibit 1 and in particular Note 1(f) describing applicable policy. During the contract review we conducted in March the Company determined that if it collects interest on the BT project receivables, then it must pay interest ratably on the contingent project payables.  The disclosure in the financial statements has been changed accordingly and the proposed change to the MD&A is reflected above under the heading “FEBRUARY 10, 2009 Letter---Comment 16”.  The Company determined that the applicable interest rate under the contract is a market rate reflecting repayment risk associated with the municipality (for whom the Company is currently acting as disbursement agent), so no discount is applied to the carrying value of the payables.  Consistent with its decision to recognize a valuation allowance on the interest related to the BT project receivable to reflect the pending offer to waive interest if the Changchun municipality accelerates payment of the remaining principal, no accrual of the interest payable to the Changchun Project consortium partners was recognized on the balance sheet for the years ending December 31, 2006 or 2007.  Please also refer to Note 5 of the SNC financial statements.

OTHER (1)
In keeping with the proposed change in accounting to deconsolidate the SNC and Sing Kung financial statements for year-end 2007, we propose to change the description of the acquisition presented on page 156 of our most recent S-4 amendment under the heading “Equity Issuances/Acquisitions”.  The revised text would read as follows:

On December 27, 2007, Century City entered into agreements whereby it obtained 100% control of SNC, the rights to acquire the stock of SNC subject to payment of consideration and other conditions, and the economic interests of SNC in the Jiaohe Project contract through a Business Consulting and Support Services Agreement. On December 9, 2008 Century City consummated the acquisition of SNC. The FASB has issued Interpretation No. (FIN-46(R)) (Revised December 2004), Consolidation of Variable Interest Entities. FIN-46(R) clarifies the

Exhibit II-8

application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. According to the requirements of FIN-46(R), Century City has evaluated its economic relationships with SNC and has determined that it had no variable interests in SNC as a result of the December 27, 2007 agreements and therefore did not consolidate the financial statements of SNC prior to the consummation of the SNC acquisition on December 9, 2008.  The purchase price for SNC was RMB 45,737,632 (approximately $6.7 million at the exchange rate on the closing date), plus a contingent tax indemnification of up to RMB 5,000,000 (approximately $0.7 million on the closing date), of which RMB 30 million (approximately $4.4 million on the closing date) was paid upon consummation.  The remainder of the purchase price is due upon collection of the Changchun Project receivable, and the tax indemnity payment is due when and if paid by the sellers following collection of the receivable (the earliest time that it could be triggered).  The sellers indemnified CCI for any shortfall in the collection of the Changchun Project receivable.

Exhibit II-9